PROSPECTUS SUPPLEMENT NO. 10	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated April 13, 2022)	Registration No. 333-261034
190,726,638 Shares of Class A Common Stock Issuable Upon the Exchange of Paired Interests
32,500,000 Shares of Class A Common Stock issued in the PIPE Financing
5,184,300 Shares of Class A Common Stock Issued in Respect of Founder Shares
3,151,890 shares of Class A Common Stock Issued Upon the Exchange of a Portion of the Private Placement Warrants

_____________________________________________________________________________________________
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 13, 2022 (as amended and supplemented from time to time, the “Prospectus”) with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 11, 2022 (the “Form 10-Q”). Accordingly, we have attached the Form 10-Q to this prospectus supplement.

The Prospectus relates to the issuance by us, and the resale by the Selling Securityholders (as defined in “Selling Securityholders” below), of up to 190,726,638 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), issuable upon the exchange of an equal number of Paired Interests (the “Legacy Opco Shares”). The prospectus also relates to the resale by the Selling Securityholders of (i) 32,500,000 shares of Class A Common Stock (the “PIPE Shares”) issued in the PIPE Financing; (ii) 5,184,300 shares of Class A Common Stock issued to VPC Impact Acquisition Holdings Sponsor, LLC (the “Sponsor”) and certain of its affiliates that relate to securities acquired by them prior to the IPO (the “Founder Shares”); and (iii) 3,151,890 shares of Class A Common Stock issued to the Sponsor upon the exercise of a portion of the Private Placement Warrants (the “Private Warrant Shares”). Unless otherwise defined, capitalized terms have the meanings ascribed to them in the section entitled “About this Prospectus”.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our Class A Common Stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “BKKT” and our warrants to purchase Class A Common Stock (the “Warrants”) are listed on NYSE under the symbol “BKKT WS.” On August 8, 2022, the last quoted sale price for our Class A Common Stock as reported on NYSE was $3.08 per share and the last quoted sale price for our Warrants as reported on NYSE was $0.63 per warrant.
We are an “emerging growth company,” as defined under the federal securities laws, and have elected to comply with certain reduced public company reporting requirements for the Prospectus and for future filings.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” of the Prospectus.
You should rely only on the information contained in the Prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 11, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 001-39544

BAKKT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	98-1550750
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10000 Avalon Boulevard, Suite 1000 Alpharetta, Georgia	30009
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (678) 534-5849

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BKKT	The New York Stock Exchange
Warrants to purchase Class A Common Stock	BKKT WS	The New York Stock Exchange
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒
As of August 5, 2022, there were 76,444,501 shares of the registrant’s Class A common stock, 187,338,161 shares of Class V common stock, and 7,140,829 public warrants issued and outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Unless the context otherwise requires, all references to “Bakkt,” “we,” “us,” “our,” or the “Company” in this Quarterly Report on Form 10-Q (this “Report”) refer to Bakkt Holdings, Inc. and its subsidiaries.

The Company makes forward-looking statements in this Report and in documents incorporated herein by reference. All statements, other than statements of present or historical fact included in or incorporated by reference in this Report, regarding the Company’s future financial performance, as well as the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Report, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would,” the negative of such terms, and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company and incident to its business. Forward-looking statements in this Report may include, for example, statements about:

•    our future financial performance;

•    changes in the market for our products and services; and

•    expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this Report and management’s current expectations, forecasts and assumptions, and involve a number of judgments, known and/ or unknown risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

You should not place undue reliance on these forward-looking statements. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, our actual results or performance may be materially different from those expressed or implied by these forward- looking statements. Some factors that could cause actual results to differ include, but are not limited to:

•    our ability to grow and manage growth profitably;

•    changes in the market in which we compete, including with respect to our competitive landscape, technology evolution or changes in applicable laws or regulations;

•    changes in the digital asset markets that we target;

•    changes to our relationships within the payment ecosystem;

•    the inability to launch new services and products or to profitably expand into new markets and services;

•    the inability to execute our growth strategies, including identifying and executing acquisitions and our initiatives to add new partners and customers;

•    the inability to develop and maintain effective internal controls and procedures;

•    the exposure to any liability, protracted and costly litigation or reputational damage relating to our data security;

•    the possibility that we may be adversely affected by other economic, business, and/or competitive factors;

•    the impact of the novel coronavirus pandemic;

•    our inability to maintain the listing of our securities on the NYSE; and

•    other risks and uncertainties indicated in this Report, including those set forth under “Risk Factors.”

PART I—FINANCIAL INFORMATION
Item 1. Financial Statements.

Bakkt Holdings, Inc.
Consolidated Balance Sheets
(in thousands, except unit data)

	Successor
	As of June 30, 2022 (Unaudited)	As of December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$126,751	$391,364
Restricted cash	16,500	16,500
Customer funds	606	551
Available-for-sale securities	188,746	—
Accounts receivable, net	21,844	18,142
Prepaid insurance	23,573	32,206
Safeguarding asset for cryptoassets	147,102	—
Other current assets	7,668	4,784
Total current assets	532,790	463,547
Property, equipment and software, net	21,286	6,121
Goodwill	1,527,118	1,527,118
Intangible assets, net	377,653	388,469
Deposits with clearinghouse, noncurrent	15,150	15,151
Other assets	24,145	13,879
Total assets	$2,498,142	$2,414,285
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$65,573	$64,090
Customer funds payable	606	551
Deferred revenue, current	4,065	4,629
Due to related party	634	617
Safeguarding obligations for cryptoassets	147,102	—
Other current liabilities	2,117	3,717
Total current liabilities	220,097	73,604
Deferred revenue, noncurrent	3,867	4,819
Warrant liability	4,713	17,424
Deferred tax liabilities, net	22,408	11,593
Other noncurrent liabilities	22,390	12,674
Total liabilities	273,475	120,114
Commitments and Contingencies (Note 13)
Class A common stock ($0.0001 par value, 750,000,000 shares authorized, 75,343,724 shares issued and outstanding as of June 30, 2022 and 57,164,388 shares issued and outstanding as of December 31, 2021)	8	6
Class V common stock ($0.0001 par value, 250,000,000 shares authorized, 188,438,938 shares issued and outstanding as of June 30, 2022 and 206,271,792 shares issued and outstanding as of December 31, 2021)	19	21
Additional paid-in capital	718,560	566,766
Accumulated other comprehensive loss	(123)	(55)
Accumulated deficit	(109,367)	(98,342)
Total stockholders’ equity	609,097	468,396
Noncontrolling interest	1,615,570	1,825,775
Total equity	2,224,667	2,294,171
Total liabilities and stockholders’ equity	$2,498,142	$2,414,285

The accompanying notes are an integral part of these consolidated financial statements

Bakkt Holdings, Inc.
Consolidated Statements of Operations
(in thousands, except per share data)
(Unaudited)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Revenues:
Net revenues (includes related party net revenues of $14 and $34, respectively, and affiliate net revenues of $(17) and $(43), respectively) (1)	$13,572	$8,486	$26,104	$16,631
Operating expenses:
Compensation and benefits	34,247	19,916	69,335	35,150
Professional services	1,910	760	6,585	1,673
Technology and communication	4,164	3,916	8,521	6,702
Selling, general and administrative	9,769	8,956	19,203	15,065
Acquisition-related expenses	178	2,489	694	10,309
Depreciation and amortization	6,098	3,034	11,949	5,828
Related party expenses (affiliate in Predecessor periods) (1)	267	471	634	942
Other operating expenses	490	269	1,219	697
Total operating expenses	57,123	39,811	118,140	76,366
Operating loss	(43,551)	(31,325)	(92,036)	(59,735)
Interest income (expense), net	153	(94)	214	(143)
Gain from change in fair value of warrant liability	10,283	—	12,711	—
Other income (expense), net	374	(311)	(89)	(649)
Loss before income taxes	(32,741)	(31,730)	(79,200)	(60,527)
Income tax benefit (expense)	5,100	(161)	8,238	(184)
Net loss	(27,641)	$(31,891)	(70,962)	$(60,711)
Less: Net loss attributable to noncontrolling interest	(23,744)		(59,936)
Net loss attributable to Bakkt Holdings, Inc.	$(3,897)		$(11,026)

Net loss per share attributable to Bakkt Holdings, Inc.
Class A common stockholders per share:
Basic	$(0.05)	(2)	$(0.17)	(2)
Diluted	$(0.05)	(2)	$(0.18)	(2)

(1)As a result of the Business Combination, ICE and its affiliates are no longer our affiliates. Refer to Note 7 for our related party disclosures.
(2)Basic and diluted loss per share is not presented for the Predecessor period due to lack of comparability with the Successor period.
The accompanying notes are an integral part of these consolidated financial statements.

Bakkt Holdings, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)
(Unaudited)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Net loss	$(27,641)	$(31,891)	$(70,962)	$(60,711)
Currency translation adjustment, net of tax	(382)	94	(194)	173
Unrealized losses on available-for-sale securities	$(13)	$—	$(13)	$—
Comprehensive loss	$(28,036)	$(31,797)	$(71,169)	$(60,538)
Comprehensive loss attributable to noncontrolling interest	(24,030)		(60,076)
Comprehensive loss attributable to Bakkt Holdings, Inc.	$(4,006)		$(11,093)
The accompanying notes are an integral part of these consolidated financial statements.

Bakkt Holdings, Inc.
Consolidated Statements of Changes in Stockholders’ Equity (Successor)
(in thousands, except unit data)
(Unaudited)

	Class A Common Stock		Class V Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Noncontrolling Interest	Total Equity
	Shares	$	Shares	$
Balance as of December 31, 2021	57,164,388	$6	206,271,792	$21	$566,766	$(98,342)	$(55)	$468,396	$1,825,775	$2,294,171
Share-based compensation (Note 10)	—	—	—	—	13,190	—	—	13,190	—	13,190
Unit-based compensation (Note 10)	—	—	—	—	—	—	—	—	1,118	1,118
Forfeiture and cancellation of common units (Note 10)	—	—	(268,522)	—	—	—	—	—	(60)	(60)
Exercise of warrants (Note 8)	100	—	—	—	1	—	—	1	—	1
Currency translation adjustment, net of tax	—	—	—	—	—	—	41	41	147	188
Net loss	—	—	—	—	—	(7,128)	—	(7,128)	(36,193)	(43,321)
Balance as of March 31, 2022	57,164,488	$6	206,003,270	$21	$579,957	$(105,470)	$(14)	$474,500	$1,790,787	$2,265,287

Share-based compensation (Note 10)	—	—	—	—	8,016	—	—	8,016	—	8,016
Unit-based compensation (Note 10)	—	—	—	—	—	—	—	—	1,063	1,063
Forfeiture and cancellation of common units (Note 10)	—	—	(9,693)	—	—	—	—	—	(15)	(15)
Exercise of warrants (Note 8)	100	—	—	—	1	—	—	1	—	1
Shares issued upon vesting of share-based awards, net of tax withholding	624,497	—	—	—	(2,586)	—	—	(2,586)	—	(2,586)
Exchange of Class V shares for Class A shares	17,554,639	2	(17,554,639)	(2)	152,235	—	—	152,235	(152,235)	—
Increase in deferred tax liability from step-up tax basis related to exchanges of Opco Common Units	—	—	—	—	(19,063)	—	—	(19,063)	—	(19,063)
Currency translation adjustment, net of tax	—	—	—	—	—	—	(105)	(105)	(277)	(382)
Unrealized losses on available-for-sale securities	—	—	—	—	—	—	(4)	(4)	(9)	(13)
Net loss	—	—	—	—	—	(3,897)	—	(3,897)	(23,744)	(27,641)
Balance as of June 30, 2022	75,343,724	$8	188,438,938	$19	$718,560	$(109,367)	$(123)	$609,097	$1,615,570	$2,224,667

The accompanying notes are an integral part of these consolidated financial statements.

Bakkt Holdings, Inc.
Consolidated Statements of Changes in Members’ Equity and Mezzanine Equity (Predecessor)
(in thousands, except unit data)
(Unaudited)

	Class A Voting Units		Class B Voting Units		Class B Warrant		Class C Voting Units		Accumulated Deficit	Accumulated Other Comprehensive Income	Total Member's Equity	Incentive Units		Total Mezzanine Equity
	Units	$	Units	$	Warrants	$	Units	$				Units	$
Balance as of December 31, 2020	400,000,000	$2,613	182,500,000	$182,500	—	$5,426	270,270,270	$310,104	$(112,504)	$191	$388,330	—	$21,452	$21,452
Issuance of Class A voting units (Note 9)	—	110	—	—	—	—	—	—	—	—	110	—	—	—
Unit-based incentive compensation (Note 10)	—	—	—	—	—	—	—	—	—	—	—	—	870	870
Currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	79	79	—	—	—
Net loss	—	—	—	—	—	—	—	—	(28,820)	—	(28,820)	—	—	—
Balance as of March 31, 2021	400,000,000	$2,723	182,500,000	$182,500	—	$5,426	270,270,270	$310,104	$(141,324)	$270	$359,699	—	$22,322	$22,322

Issuance of Class A voting units (Note 9)	—	174	—	—	—	—	—	—	—	—	174	—	—	—
Unit-based incentive compensation (Note 10)	—	—	—	—	—	—	—	—	—	—	—	—	870	870
Exercise of Class B Warrant for Class B Voting Units	—	—	9,953,454	5,426	—	(5,426)	—	—	—	—	—	—	—	—
Currency translation adjustment, net of tax	—	—	—	—	—	—	—	—	—	94	94	—	—	—
Net loss	—	—	—	—	—	—	—	—	(31,891)	—	(31,891)	—	—	—
Balance as of June 30, 2021	400,000,000	$2,897	192,453,454	$187,926	—	$—	270,270,270	$310,104	$(173,215)	$364	$328,076	—	$23,192	$23,192

The accompanying notes are an integral part of these consolidated financial statements.

Bakkt Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Successor	Predecessor
	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Cash flows from operating activities:
Net loss	$(70,962)	$(60,711)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,949	5,759
Non-cash lease expense	1,091	731
Share-based compensation expense	21,206	—
Unit-based compensation expense	(797)	2,512
Recognition of affiliate capital contribution	—	284
Amortization of customer consideration asset	—	581
Deferred income tax benefit	(8,248)	—
Unrealized gain on investment in shares of affiliate stock	—	57
Loss on sale of shares of affiliate stock	—	6
Gain from change in fair value of warrant liability	(12,711)	—
Forfeiture and cancellation of common units	(75)	—
Other	171	(55)

Changes in operating assets and liabilities:
Accounts receivable	(3,287)	(1,464)
Prepaid insurance	8,633	(680)
Deposits with clearinghouse affiliate	1	20,199
Accounts payable and accrued liabilities	(2,642)	14,519
Due to related party (affiliate in Predecessor period) (1)	17	(1,259)
Deferred revenues	(1,516)	(666)
Operating lease liabilities	687	(646)
Customer funds payable	55	213
Other assets and liabilities	(4,002)	1,958
Net cash used in operating activities	(60,430)	(18,662)
Cash flows from investing activities:
Capitalized internal-use software development costs and other capital expenditures	(14,763)	(8,249)
Purchase of available-for-sale securities	(189,174)	—
Proceeds from sale of shares of affiliate stock	—	1,759
Proceeds from sale of equipment	—	8
Net cash used in investing activities	(203,937)	(6,482)

Cash flows from financing activities:
Payment of finance lease liability	—	(64)
Proceeds from the exercise of warrants	2	—
Net cash provided by (used in) financing activities	2	(64)
Effect of exchange rate changes	(193)	173
Net decrease in cash, cash equivalents, restricted cash and customer funds	(264,558)	(25,035)
Cash, cash equivalents, restricted cash and customer funds at the beginning of the period	408,415	91,943
Cash, cash equivalents, restricted cash and customer funds at the end of the period	$143,857	$66,908

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—
Non-cash operating lease right-of-use asset acquired	10,936	—
Supplemental disclosure of non-cash investing and financing activity:
Issuance of Class A voting units in exchange of capital contribution	$—	$284
Deferred tax effect resulting from exchanges of Opco common units	19,063	—
Capitalized internal-use software development costs and other capital expenditures included in accounts payable and accrued liabilities.	1,534	1,902
Reconciliation of cash, cash equivalents, restricted cash and customer funds to consolidated balance sheet:
Cash and cash equivalents	$126,751	$50,114
Restricted cash	16,500	16,500
Customer funds	606	294
Total cash, cash equivalents, restricted cash and customer funds	$143,857	$66,908

(1)As a result of the Business Combination, ICE and its affiliates are no longer our affiliates. Refer to Note 7 for our related party disclosures.
The accompanying notes are an integral part of these consolidated financial statements.

Bakkt Holdings, Inc.
Notes to Consolidated Financial Statements
(Unaudited)
1.Organization and Description of Business
Organization
VPC Impact Acquisition Holdings (“VIH”) was a blank check company incorporated as a Cayman Islands exempted company on July 31, 2020. VIH was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. VIH’s sponsor was VPC Impact Acquisition Holdings Sponsor, LLC (the “Sponsor”).
The registration statement for VIH’s Initial Public Offering was declared effective on September 22, 2020. On September 25, 2020, VIH consummated the Initial Public Offering of 20,000,000 units (the “Units”), generating gross proceeds of $200.0 million. Simultaneously with the closing of the Initial Public Offering, VIH consummated the sale of 6,000,000 warrants (the “private placement warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of $6.0 million. On September 29, 2020, the underwriters notified VIH of their intention to partially exercise their over-allotment option on October 1, 2020. As such, on October 1, 2020, VIH consummated the sale of an additional 737,202 Units, at $10.00 per Unit, and the sale of an additional 147,440 private placement warrants, at $1.00 per Private Warrant, generating total gross proceeds of $7.5 million.
Following the closing of the Initial Public Offering on September 25, 2020 and the partial exercise of the underwriter’s over-allotment on October 1, 2020, an amount of approximately $207.4 million ($10.00 per Unit) from the proceeds of the sale of the Units in the Initial Public Offering and the sale of the private placement warrants, net of transaction costs, was placed in a trust account (the “Trust Account”).
On October 15, 2021 (the “Closing Date”), VIH and Bakkt Opco Holdings, LLC (then known as Bakkt Holdings, LLC, "Opco") and its operating subsidiaries consummated a business combination (the “Business Combination”) contemplated by the Agreement and Plan of Merger entered into on January 11, 2021 (as amended, the “Merger Agreement”). In connection with the Business Combination, VIH changed its name to “Bakkt Holdings, Inc.” and changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware (the “Domestication”).
Unless the context otherwise provides, “we,” “us,” “our,” “Bakkt,” the “Company” and like terms refer (i) prior to the Closing Date, to Opco and its subsidiaries and (ii) after the Closing Date, to Bakkt Holdings, Inc. and its subsidiaries, including Opco.
Immediately following the Domestication, we became organized in an umbrella partnership corporation, or “up-C,” structure in which substantially all of our assets and business are held by Opco, and our only direct assets consist of common units in Opco (“Opco common units”), which are non-voting interests in Opco, and the managing member interest in Opco.
In connection with the Business Combination, a portion of VIH shares were exchanged for cash for shareholders who elected to execute their redemption right. The remaining VIH shares were exchanged for newly issued shares of our Class A common stock. Additionally, all outstanding membership interests and rights to acquire membership interests in Opco were exchanged for Opco common units and an equal number of newly issued shares of our Class V common stock. The existing owners of Opco other than Bakkt are considered noncontrolling interests in the accompanying consolidated financial statements (the “financial statements”). Refer to Note 4 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the "SEC") on March 31, 2022 (the "Form 10-K") where the Business Combination is described in detail.

Our Class A common stock and warrants are listed on the New York Stock Exchange under the ticker symbols “BKKT” and “BKKT WS,” respectively.
Description of Business
We provide, or are working to provide, products and services in four key areas:
•Enabling Crypto Services. Our platform provides consumers, businesses and institutions easy access to crypto buy and sell capabilities.
•Fueling Crypto Rewards. We are in the process of enabling merchants of all sizes to offer loyalty and rewards to their customers in the form of crypto – either by earning crypto rewards, or by redeeming existing reward currencies, such as points or miles, into crypto.
•Paying with Digital Assets. We enable consumers to make everyday purchases using their existing rewards points or new assets like crypto.
•Powering Loyalty. We offer a full spectrum of content that retailers and financial institutions can make available to their customers when redeeming loyalty currencies. Our redemption solutions span a variety of rewards categories including merchandise (such as Apple products and services), gift cards, digital experiences and charitable giving. Our travel solution offers a retail e-commerce booking platform, as well as live-agent booking and servicing.

2.Summary of Significant Accounting Policies
Our accounting policies are as set forth in the notes of our Form 10-K.
Basis of Presentation
As a result of the Business Combination, we evaluated if VIH or Opco is the predecessor for accounting purposes. In considering the foregoing principles of predecessor determination in light of our specific facts and circumstances, we determined that Opco is the predecessor for accounting purposes. The financial statement presentation includes the financial statements of Opco as “Predecessor” for periods prior to the Closing Date and the financial statements of the Company as “Successor” for the period after the Closing Date, including the consolidation of Opco.
The accompanying unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with the instructions to the Quarterly Report on Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements include the accounts of the Company and our subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. In addition, certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements in order to conform to current presentation.
In the opinion of management, all adjustments (consisting of normal recurring accruals), considered necessary for a fair presentation have been included. The interim results for the six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022, or for any other future annual or interim period. These consolidated financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes thereto included in the Form 10-K.

Recently Adopted Accounting Pronouncements
Except as described below, for the six months ended June 30, 2022, there were no significant changes to the recently adopted accounting pronouncements applicable to us from those disclosed in Note 2 of our Form 10-K.
On March 31, 2022, the SEC issued Staff Accounting Bulletin ("SAB") Number 121 ("SAB 121"), which provides the SEC staff’s view that it would be appropriate for an entity that has an obligation to safeguard cryptoassets held for platform users to record a liability and corresponding asset on its balance sheet at the fair value of the cryptoassets. SAB 121 also added Section FF to SAB Topic 5 to include interpretive guidance for entities to consider when they have obligations to safeguard cryptoassets held for their platform users. We adopted the guidance in SAB 121 during the quarter ended June 30, 2022 with retrospective application as of January 1, 2022. Refer to footnote 17 for additional information.
3.Revenue from Contracts with Customers
Disaggregation of Revenue
We disaggregate revenue by service type and by platform, respectively, as follows (in thousands):

	Successor	Predecessor	Successor	Predecessor
Service Type	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Transaction revenue, net(a)	$7,032	$3,542	$13,550	$6,837
Subscription and service revenue	6,540	4,944	12,554	9,794
Total revenue	$13,572	$8,486	$26,104	$16,631
(a)Amounts are net of incentives, rebates and liquidity payments, reductions related to the contribution agreement entered into between Bakkt and ICE in connection with ICE’s formation of Bakkt (“Contribution Agreement"), and consideration payable pursuant to an agreement with a strategic partner. These amounts consist of approximately $0.1 million and $0.4 million for the three and six months ended June 30, 2022, respectively. These amounts consist of approximately $0.7 million and $1.6 million for the three and six months ended June 30, 2021, respectively. Included in these amounts are amounts earned from related parties of less than $0.1 million for the three and six months ended June 30, 2022, and amounts earned from affiliates of less than $0.1 million for the three and six months ended June 30, 2021, respectively (Note 7).

	Successor	Predecessor	Successor	Predecessor
Platform	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Digital asset marketplace(b)	$54	$117	$133	$204
Loyalty redemption platform	13,374	8,853	26,110	17,382
Alternative payment platform(c)	144	(484)	(139)	(955)
Total revenue	$13,572	$8,486	$26,104	$16,631
(b)Amounts are net of incentives, rebates and liquidity payments and reductions related to the Contribution Agreement of less than $0.1 million for the three and six months ended June 30, 2022, and approximately $0.1 million and $0.4 million for the three and six months ended June 30, 2021, respectively.
(c)Amounts are net of incentives and consideration payable pursuant to an agreement with a strategic partner of $0.1 million and $0.4 million for the three and six months ended June 30, 2022, respectively, and $0.6 million and $1.2 million for the three and six months ended June 30, 2021, respectively.
We have one reportable segment to which our revenues relate.

Deferred Revenue
Contract liabilities consist of deferred revenues for amounts invoiced prior to us meeting the criteria for revenue recognition. We invoice customers for service fees at the time the service is performed, and such fees are recognized as revenue over time as we satisfy its performance obligation. Contract liabilities are classified as “Deferred revenue, current” and “Deferred revenue, noncurrent” in our consolidated balance sheets. The activity in deferred revenue for the six months ended June 30, 2022 and 2021, respectively, was as follows (in thousands):

	Successor	Predecessor
	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Beginning of the period contract liability	$9,448	$8,385
Revenue recognized from contract liabilities included in the beginning balance	(2,542)	(2,342)
Increases due to cash received, net of amounts recognized in revenue during the period	1,026	1,676
End of the period contract liability	$7,932	$7,719
Remaining Performance Obligations
As of June 30, 2022, the aggregate amount of the transaction price allocated to the remaining performance obligations related to partially completed contracts is $23.9 million, comprised of $16.0 million of subscription fees and $7.9 million of service fees that are deferred. We recognize our subscription fees as revenue over a weighted-average period of 41 months (ranges from 2 months – 51 months) and our service fees as revenue over approximately 2 years.
As of June 30, 2021, the aggregate amount of the transaction price allocated to the remaining performance obligations related to partially completed contracts is $25.5 million, comprised of $17.8 million of subscription fees and $7.7 million of service fees that are deferred. We will recognize our subscription fees as revenue over a weighted-average period of 14 months (ranges from 6 months – 60 months) and our service fees as revenue over approximately 3 years.
Contract Costs
For the three and six months ended June 30, 2022, we incurred no incremental costs to obtain and/or fulfill contracts with customers. For the three and six months ended June 30, 2021, we incurred $0.3 million incremental costs to obtain and/or fulfill contracts with customers.
4.Goodwill and Intangible Assets, Net
Changes in goodwill consisted of the following (in thousands):

Successor
Balance as of December 31, 2021	$1,527,118
Foreign currency translation	—
Balance as of June 30, 2022	$1,527,118

Predecessor
Balance as of December 31, 2020	$233,429
Foreign currency translation	(38)
Balance as of June 30, 2021	$233,391
No goodwill impairment charges have been recognized in the periods presented.

Intangible assets consisted of the following (in thousands):

	Successor
	June 30, 2022
	Weighted Average Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses	Indefinite	$241,320	$—	$241,320
Trademarks / trade names	Indefinite	39,470	—	39,470
Technology	4.2	67,310	(11,444)	55,866
Customer relationships	8	44,970	(3,973)	40,997
Total		$393,070	$(15,417)	$377,653

	Successor
	December 31, 2021
	Weighted Average Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses	Indefinite	$241,320	$—	$241,320
Trademarks / trade names	Indefinite	39,470	—	39,470
Technology	4.2	67,310	(3,415)	63,895
Customer relationships	8	44,970	(1,186)	43,784
Total		$393,070	$(4,601)	$388,469
Amortization of intangible assets for the three and six ended June 30, 2022 was $5.4 million and $10.8 million, respectively, and is included in “Depreciation and amortization” in the statements of operations. Amortization of intangible assets for the three and six ended June 30, 2021 was $1.6 million and $3.2 million, respectively, and is included in “Depreciation and amortization” in the statements of operations.
Estimated future amortization for definite-lived intangible assets as of June 30, 2022 is as follows (in thousands):

June 30, 2022
Year ending December 31:
Remainder of 2022	$10,995
2023	21,811
2024	21,871
2025	18,896
2026	7,628
Thereafter	15,662
Total	$96,863

5.Consolidated Balance Sheet Components
Accounts Receivable, Net
Accounts receivable, net consisted of the following (in thousands):

	Successor
	June 30, 2022	December 31, 2021
Trade accounts receivable	$17,018	$11,404
Unbilled receivables	3,753	5,448
Other receivables	1,283	1,500
Total accounts receivable	22,054	18,352
Less: allowance for doubtful accounts	(210)	(210)
Total	$21,844	$18,142

Other Current Assets
Other current assets consisted of the following (in thousands):

	Successor
	June 30, 2022	December 31, 2021
Prepaid expenses	$7,668	$4,784
Total	$7,668	$4,784
Property, Equipment and Software, Net
Property, equipment and software, net consisted of the following (in thousands):

	Successor
	June 30, 2022	December 31, 2021
Internal-use software	$11,292	$3,550
Purchased software	99	17
Office furniture and equipment	92	19
Other computer and network equipment	4,898	2,991
Leasehold improvements	6,770	277
Property, equipment and software, gross	23,151	6,854
Less: accumulated amortization and depreciation	(1,865)	(733)
Total	$21,286	$6,121
For the three and six months ended June 30, 2022, depreciation and amortization expense related to property, equipment and software amounted to approximately $0.7 million and $1.1 million, respectively, of which $0.2 million and $0.3 million, respectively, related to amortization expense of capitalized internal-use software placed in service. For the three and six months ended June 30, 2021, depreciation and amortization expense related to property, equipment and software amounted to approximately $1.4 million and $2.5 million, respectively, of which $1.2 million and $2.1 million, respectively, related to amortization expense of capitalized internal-use software placed in service.

Deposits with Clearinghouse
Deposits with clearinghouse, noncurrent, consisted of the default resource contribution (Note 7). The default resource contribution amounted to approximately $15.2 million as of each of June 30, 2022 and December 31, 2021.
On January 19, 2021, ICE Clear US, Inc. ("ICUS") self-certified a rule change with the CFTC, reducing Bakkt Trust Company LLC's ("Bakkt Trust") financial contribution to the ICUS guaranty fund to approximately $15.2 million from $35.4 million. Following the two-week self-certification period, in which no comments were received from the CFTC, ICUS proceeded with the reduction. On February 3, 2021, ICUS returned $20.2 million to Bakkt Trust. The default resource contribution includes less than $0.1 million of cash margins held with ICUS.
Other Assets
Other assets consisted of the following (in thousands):

	Successor
	June 30, 2022	December 31, 2021
Operating lease right-of-use assets (Note 16)	21,231	11,239
Other	2,914	2,640
Total	$24,145	$13,879
Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consisted of the following (in thousands):

	Successor
	June 30, 2022	December 31, 2021
Accounts payable	$13,592	$10,646
Accrued expenses	18,016	20,130
Purchasing card payable	18,025	17,698
Salaries and benefits payable	11,694	13,349
Other	4,246	2,267
Total	$65,573	$64,090
Other Current Liabilities
Other current liabilities consisted of the following (in thousands):

	Successor
	June 30, 2022	December 31, 2021
Participation units liability, current (Note 10)	$538	$2,027
Current maturities of operating lease liability	1,034	615
Other	545	1,075
Total	$2,117	$3,717

Other Noncurrent Liabilities
Other noncurrent liabilities consisted of the following (in thousands):

	Successor
	June 30, 2022	December 31, 2021
Participation units liability, non-current (Note 10)	$540	$2,027
Operating lease liability, noncurrent (Note 16)	21,850	10,647
Total	$22,390	$12,674

6.Tax Receivable Agreement
On October 15, 2021, we entered into a Tax Receivable Agreement ("TRA") with certain Opco Equity Holders. Pursuant to the TRA, among other things, holders of Opco common units may, subject to certain conditions, from and after April 16, 2022, exchange such Paired Interests for Class A common stock on a one-for-one basis, subject to the terms of the Exchange Agreement, including our right to elect to deliver cash in lieu of Class A common stock and, in certain cases, adjustments as set forth therein. Opco will have in effect an election under Section 754 of the Internal Revenue Code for each taxable year in which an exchange of Opco common units for Class A common stock (or cash) occurs.
The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Opco. These increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.
The TRA provides for the payment by us to exchanging holders of Opco common units of 85% of certain net income tax benefits, if any, that we realize (or in certain cases is deemed to realize) as a result of these increases in tax basis related to entering into the TRA, including tax benefits attributable to payments under the TRA. This payment obligation is an obligation of the Company and not of Opco. For purposes of the TRA, the cash tax savings in income tax will be computed by comparing our actual income tax liability (calculated with certain assumptions) to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the assets of Opco as a result of Opco having an election in effect under Section 754 of the Code for each taxable year in which an exchange of Opco common units for Class A common stock occurs and had we not entered into the TRA. Such change will be calculated under the TRA without regard to any transfers of Opco common units or distributions with respect to such Opco common units before the exchange under the Exchange Agreement to which Section 743(b) or 734(b) of the Code applies. As of June 30, 2022, 17,554,639 Opco common units were exchanged for Class A common stock. Refer to Note 13 regarding the contingency related to the TRA.
7.Related Parties
ICE Management and Technical Support
In December 2018, we entered into an intercompany services agreement with ICE to provide management and technical support services. For the three and six months ended June 30, 2021, expenses of $0.5 million and $0.9 million, respectively, have been recorded in connection with this agreement and are reflected as “Related party expenses (affiliate in Predecessor periods)” in the statements of operations. Prior to the Business Combination, ICE also made various payroll distributions and payments to vendors on behalf of Opco and made unitary state income taxes on behalf of DACC Technologies, Inc., and Digital Asset Custody Company, Inc. (collectively with DACC Technologies, Inc., “DACC”). We recorded no expense during the three and six months ended June 30, 2022 under this agreement.
Upon consummation of the Business Combination, we entered into a Transition Services Agreement (“TSA”) with ICE, which superseded the intercompany services agreement pursuant to which ICE will provide insurance, digital warehouse, data center, technical support, and other transition-related services in exchange for quarterly service fees to be paid by us. We recognized $0.3 million and $0.6 million of expense related to the TSA for the three and six months ended June 30, 2022, respectively, which is reflected as “Related party expenses (affiliate in Predecessor periods)” in the statements of operations and “Due to related party (affiliate in Predecessor period)” in the balance sheets.
Triparty Agreement
The Triparty Agreement provides for ICE Futures U.S., Inc. ("IFUS") to list for trading one or more digital currency futures and/or options contracts, and for ICUS to serve as the clearing house to provide central counterparty and ancillary services for such contracts. The Triparty Agreement also governs our physically-delivered bitcoin futures and options contracts (“PDF Contracts”). Refer to Note 8 to our consolidated financial statements included in our Form 10-K for additional description of the Triparty Agreement. On July 21, 2022, we entered into an amendment to the Triparty Agreement, which specified certain marketing obligations of the Parties and revised the revenue allocation among the Parties to an equal rate as between Bakkt, on the one hand, and IFUS and ICUS, on the other hand. The Triparty Agreement does not currently have a material effect on the consolidated financial statements.
We recognized revenues related to the Triparty Agreement of less than $0.1 million for each of the three and six months ended June 30, 2022, net of rebates and incentive payments (contra-revenue) of less than $0.1 million for the three and six months ended June 30, 2022. We recognized revenues related to the Triparty Agreement of approximately $0.1 million and $0.4 million for the three and six months ended June 30, 2021, net of rebates and incentive payments (contra-revenue) of $0.1 million and $0.4 million for the three and six months ended June 30, 2021.
The Triparty Agreement also required Bakkt Trust to make, and, subject to certain limits, to replenish as needed a $35.4 million default resource contribution to ICUS, to be used by ICUS in accordance with the ICUS rules. As described in Note 5, the contribution requirement was reduced to $15.0 million in 2021. The contribution is included in the “Deposits with clearinghouse” noncurrent balance. Interest earned on the contribution, net of certain fees and costs, is paid to Bakkt Trust from ICUS. We did not earn any interest for the three and six months ended June 30, 2022 and 2021.
Prior to the Business Combination, we also recognized a capital contribution for the cost of the trading and clearing services provided by IFUS and ICUS pursuant to the Contribution Agreement, which reduced revenue attributable to the Triparty Agreement by $0.2 million and $0.3 million for the three and six months ended June 30, 2021 (Note 9), respectively. We did not recognize a material reduction in revenue related to this capital contribution for the three and six months ended June 30, 2022.
As of June 30, 2022 and December 31, 2021, we had approximately $0.6 million and approximately $0.6 million, respectively, reflected as “Due to related party” in the balance sheets related to the TSA and Triparty Agreement. As of June 30, 2022, we had no amount recorded within “Accounts receivable, net” in the balance sheets related to the Triparty Agreement, and as of December 31, 2021, we had less than $0.1 million recorded.
Other Contractual Relationships with ICE
Prior to the withdrawal of Bakkt Clearing’s ICUS membership on May 20, 2020, Bakkt Clearing was required to hold shares of ICE stock for ICUS membership privileges. These shares were carried at cost basis and evaluated periodically for impairment. In connection with the withdrawal of Bakkt Clearing’s ICUS membership, these shares were remeasured at fair value, with unrealized gains and losses being reflected as “Other income (expense), net” in the statements of operations. In June 2021, we sold all of our shares of ICE stock. During the three and six months ended June 30, 2021, we recorded a realized loss on the sale of shares of affiliate stock of approximately $0.1 million which is included in “Other expense, net”. We did not recognize a loss on the sale of shares of affiliate stock during the three and six months ended June 30, 2022.

8.Warrants
As of June 30, 2022, there were 7,140,829 public warrants outstanding. Public warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the public warrant. Each warrant entitles its holders to purchase one share of Class A common stock at an exercise price of $11.50 per share. The public warrants became exercisable on November 15, 2021. The public warrants will expire on October 15, 2026, or earlier upon redemption or liquidation. We may redeem the outstanding warrants when various conditions are met, such as specific stock prices, as detailed in the specific warrant agreements. The warrants are recorded as a liability and reflected as “Warrant liability” in the balance sheets.
During the three and six months ended June 30, 2022, we received less than $0.1 million in proceeds from the exercise of the public warrants. We recognized a gain from the change in fair value of the warrant liability during the three and six months ended June 30, 2022, of $10.3 million and $12.7 million, respectively.
9.Stockholders’ Equity
Preferred Stock
We are authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. The holders of a series of preferred stock shall be entitled only to such voting rights as shall expressly be granted thereto by the Certificate of Incorporation (including any certificate of designation relating to such series of preferred stock). As of June 30, 2022, no shares of preferred stock have been issued.
Common Stock
Class A Common Stock
We are authorized to issue 750,000,000 shares with a par value of $0.0001 per share. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally or holders of Class A common stock as a separate class are entitled to vote, including the election or removal of directors (whether voting separately as a class or together with one or more classes of our capital stock). As of June 30, 2022, there were 75,343,724 shares of Class A common stock issued and outstanding.
Dividends
Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board out of funds legally available therefor.
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of our debts and other liabilities, subject to prior distribution rights of preferred stock or any class or series of stock having a preference over the Class A common stock, then outstanding, if any.
Class V Common Stock
We are authorized to issue 250,000,000 shares with par value $0.0001 per share. These shares have no economic value but entitle the holder to one vote per share. Each Opco common unit, when coupled with one share of our Class V common stock is referred to as a “Paired Interest.” Paired Interests may be exchanged for one share of our Class A common stock or a cash amount in accordance with the Third Amended and Restated Limited Liability Company

Agreement of Opco and the Amended and Restated Exchange Agreement. Holders of Paired Interests become eligible on April 16, 2022 under the Exchange Agreement, dated October 15, 2021, to exchange their Paired Interests for Class A common stock or, at our election, cash in lieu thereof. As of June 30, 2022, there were 188,438,938 shares of Class V common stock issued and outstanding.
Following the expiration of the six-month lock-up period on April 16, 2022, holders of Paired Interests exchanged an aggregate of 17.5 million Paired Interests for our Class A common stock, and the Company did not elect to settle any such exchanges in cash.
Dividends
Dividends shall not be declared or paid on the Class V common stock.
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of Class V common stock shall not be entitled to receive any of our assets.
Restrictions
In the event that any outstanding share of Class V common stock ceases to be held directly or indirectly by a holder of a Opco common units, such share will automatically be transferred to us and cancelled for no consideration. We will not issue additional shares of Class V common stock after the effectiveness of the Certificate of Incorporation other than in connection with the valid issuance or transfer of Opco common units in accordance with Opco’s Third Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”).
Noncontrolling Interest
Bakkt Holdings, Inc. is the sole managing member of Opco and, as a result, consolidates the financial results of Opco. The Company reports a noncontrolling interest representing the economic interest in Opco held by the other members of Opco. Each Opco common unit, when coupled with one share of our Class V common stock is referred to as a “Paired Interest.” Paired Interests may be exchanged for one share of our Class A common stock or redeemed for a cash amount in accordance with the Third Amended and Restated Limited Liability Company Agreement of Opco and the Amended and Restated Exchange Agreement. In connection with any redemption or exchange, the Company will receive a corresponding number of Opco common units, increasing the Company's total ownership interest in Opco. Changes in our ownership interest in Opco while we retain a controlling interest in Opco will be accounted for as equity transactions. As such, future redemptions or direct exchanges of Opco common units by the noncontrolling members of Opco will result in a change in ownership and reduce the amount recorded as noncontrolling interest and increase additional paid-in capital.
The following table summarizes the ownership interest in Bakkt Opco Holdings, LLC as of June 30, 2022 and December 31, 2021.

	June 30, 2022		December 31, 2021
	Opco Common Units	Ownership %	Opco Common Units	Ownership %
Opco common units held by Bakkt Holdings, Inc. (Class A Common Stock)	75,343,724	29%	57,164,388	22%
Opco common units held by noncontrolling interest holders (Class V Common Stock)	188,438,938	71%	206,271,792	78%
Total Opco common units outstanding	263,782,662	100%	263,436,180	100%

The weighted average ownership percentages for the applicable reporting periods are used to attribute net loss and other comprehensive loss to Bakkt Holdings, Inc. and the noncontrolling interest holders. The noncontrolling interest holders' weighted average ownership percentage for the three and six months ended June 30, 2022 was 72.5% and 75.2%, respectively.
The following table summarizes the effects of changes in ownership of Bakkt Opco Holdings, LLC on the Company's equity during the three and six months ended June 30, 2022 (in thousands).

	Successor
	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022
Net loss attributable to Bakkt Holdings, Inc.	$(3,897)	$(11,026)
Other comprehensive loss:
Unrealized loss on foreign currency translation adjustment	(105)	(64)
Unrealized losses on available-for-sale securities	(4)	(4)

Transfers from noncontrolling interests:
Increase in additional paid-in capital as a result of the exchange of Opco common units	152,235	152,235

Total effect of changes in ownership interest on equity attributable to Bakkt Holdings, Inc.	$148,229	$141,141

The following table summarizes redemptions of Opco common units activity during the three and six months ended June 30, 2022. There were no exchanges prior to the expiration of the six-month lock-up period on April 16, 2022.

	Successor
	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022
Exchanges of Opco common units:
Number of Opco common units exchanged by noncontrolling interest holders	17,554,639	17,554,639
Opco common units received by Bakkt Holdings, Inc.	17,554,639	17,554,639

Issuance of Class A common stock:
Shares of Class A common stock issued in connection with exchanges of Opco common units	17,554,639	17,554,639

Cancellation of Class V common stock:
Shares of Class V common stock surrendered and canceled	17,554,639	17,554,639
Members’ Equity
Prior to the Business Combination, Opco had three classes of voting units – Class A, Class B and Class C voting units – and incentive units granted under the Opco Incentive Equity Plan (the “Opco Plan”) (Note 10).

In connection with the Business Combination, the Opco equity holders converted 400,000,000 Opco Class A voting units, 192,453,454 Opco Class B voting units, and 270,270,270 Opco Class C voting units to 189,933,286 shares of Class V common stock on a pro rata basis. Additionally, we issued 17,473,362 shares of Class V common stock related to the outstanding Opco incentive units.

Issuance of Class B Warrant
On February 19, 2020, Opco issued a warrant to a strategic partner to purchase 15,000,000 of Opco’s Class B voting units (“Class B Warrant”), at an exercise price of $1.00 per unit, exercisable upon issuance, that expires 3 years from issuance.
On April 6, 2021, the strategic partner elected to net exercise its Class B Warrant in exchange for 9,953,454 of Class B voting units.
Issuance of Class C Warrant
In May, 2020, Opco issued a warrant to a minority investor to purchase 3,603,600 of Opco’s Class C voting units (“Class C Warrant”), at an exercise price of $1.11 per unit. Refer to Note 10 to our consolidated financial statements included in our Form 10-K where the Class C Warrant is described in detail.
In connection with the Business Combination, the modified warrant units automatically converted into the right to purchase 793,352 Paired Interests in Opco at an exercise price of $5.04 per Paired Interest. As of June 30, 2022, 172,055 modified warrant units have vested but have not been exercised, and the remaining 621,297 warrant units have not vested or been exercised. As of June 30, 2021, no warrant units had vested or been exercised. No expenses were recorded during the three and six months ended June 30, 2022 and 2021, since the service conditions were not probable of being met in those periods.
10.Share-Based and Unit-Based Compensation
2021 Incentive Plan
Our 2021 Omnibus Incentive Plan (the “2021 Incentive Plan”) became effective on the Closing Date with the approval of VIH’s shareholders and the Board of Directors. The 2021 Incentive Plan allows us to make equity and equity-based incentive awards to employees, non-employee directors and consultants. There are 25,816,946 shares of Class A common stock reserved for issuance under the 2021 Incentive Plan which can be granted as stock options, stock appreciation rights, restricted shares, restricted stock units (RSUs), performance stock units (PSUs), dividend equivalent rights and other share-based awards. No award may vest earlier than the first anniversary of the date of grant, except under limited conditions.
Share-Based Compensation Expense
During the three and six months ended June 30, 2022, we granted 2,323,402 and 9,292,472 RSUs, respectively, to employees and directors of Bakkt and Bakkt Trust. During the three and six months ended June 30, 2022, we granted 26,606 and 4,891,984 PSUs, respectively, which represents 100% of the target award. The majority of these grants were related to initial employment agreements for executives, which were approved by the Compensation Committee of the Board of Directors. We recorded $21.2 million of share-based compensation expense for the six months ended June 30, 2022, which is included in “Compensation and benefits” in the statements of operations.
Unrecognized compensation expense as of June 30, 2022 was $45.1 million for the RSUs and PSUs. The unrecognized compensation expense will be recognized over a weighted-average period of 2.46 years.

RSU and PSU Activity
The following tables summarize RSU and PSU activity under the 2021 Incentive Plan for the six months ended June 30, 2022 (in thousands, except per unit data):

Successor
RSUs and PSUs	Number of RSUs and PSUs	Weighted Average Remaining Contractual Term (years)	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding as of December 31, 2021	2,142		$9.18
Granted	14,184		$4.05	$57,389
Forfeited	(995)
Outstanding as of June 30, 2022	15,331	2.46	$4.71
Vested as of June 30, 2022	1,182
During the six months ended June 30, 2022, we recorded $1.7 million of share-based compensation expense related to the accelerated vesting for certain employees. The expense was partially offset by the reversal for forfeitures of $0.8 million during the six months ended June 30, 2022, primarily comprised of $0.4 million related to an executive resignation.
The fair value of the RSUs and PSUs is based on the closing price of our common stock on the grant date.
Performance stock units provide an opportunity for the recipient to receive a number of shares of our common stock based on our performance during fiscal year 2022, 2023 and 2024, as measured against objective performance goals as determined by the Board. The actual number of units earned may range from 0% to 150% of the target number of units depending upon achievement of the performance goals. PSUs vest in three equal annual installments, subject to a catch-up provision over the three annual performance targets. Upon vesting, each performance stock unit equals one share of common stock of the Company. We accrue compensation expense for the PSUs based on our assessment of the probable outcome of the performance conditions.

Opco Plan
Preferred incentive units and common incentive units (collectively, “incentive units”) represent an ownership interest in Opco and are entitled to receive distributions from Opco, subject to certain vesting conditions. Participation units, issued directly by Opco to Opco Plan participants, do not represent an ownership interest in Opco but rather provide Opco Plan participants the contractual right to participate in the value of Opco, if any through a cash payment upon the occurrence of certain events following vesting of the participation units. Refer to Note 11 to our consolidated financial statements included in our Form 10-K where the modifications to the Opco Plan are described in detail.
Upon consummation of the Business Combination, the 76,475,000 outstanding preferred incentive units and 23,219,745 outstanding common incentive units were converted into 17,473,362 Successor common incentive units, and the 10,811,502 outstanding participation units were converted into 1,197,250 Successor participation units. Contemporaneously with the conversion, approximately one-third of the awards in the Opco Plan vested. In November 2021, we made total payments of $5.2 million to settle the vested participation units. The second and third one-third tranches will generally vest on the one-year and two-year anniversary date of the closing, respectively, although under the terms of the Opco Plan, employees who are terminated without cause after the Closing Date will vest in the unvested portion of their awards immediately upon their termination date.

Unit-Based Compensation Expense
Unit-based compensation expense for the six months ended June 30, 2022, was as follows (in thousands):

Successor
Type of unit	Compensation Expense	Statement of Operations and Comprehensive Loss Classification	Balance Sheet Classification
Common incentive unit	$2,106	Compensation and benefits	Noncontrolling interest
Participation unit	(2,978)	Compensation and benefits	Other noncurrent liabilities
Total	$(872)
Unit-based compensation expense for the six months ended June 30, 2021, was as follows (in thousands):

Predecessor
Type of unit	Compensation Expense	Statement of Operations and Comprehensive Loss Classification	Balance Sheet Classification
Preferred incentive unit	$1,014	Compensation and benefits	Mezzanine equity
Common incentive unit	726	Compensation and benefits	Mezzanine equity
Participation unit	772	Compensation and benefits	Other noncurrent liabilities
Total	$2,512
Unrecognized compensation expense as of June 30, 2022 was approximately $3.1 million and less than $0.1 million for common incentive units and participation units, respectively. The unrecognized compensation expense will be recognized over a weighted-average period of 1.29 years.
Unit Activity
The following tables summarize common incentive unit activity under the Opco Plan for the six months ended June 30, 2022 (in thousands, except per unit data):

Successor
Common Incentive Units	Number of Common Incentive Units	Weighted Average Remaining Contractual Term (years)	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding as of December 31, 2021	16,339	1.79	$6.30	$133,240
Granted	—
Forfeited	(279)		$6.30
Outstanding as of June 30, 2022	16,060	1.29	$6.30	$130,969
Vested as of June 30, 2022	11,533			$94,049

The following tables summarize preferred incentive unit and common incentive unit activity under the Opco Plan for the six months ended June 30, 2021 (in thousands, except per unit data):

Predecessor
Preferred Incentive Units	Number of Preferred Incentive Units	Weighted Average Remaining Contractual Term (years)	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	76,475	6.75	$0.42	$88,711
Granted	—
Forfeited	—
Outstanding as of June 30, 2021	76,475	6.5	$0.42	$141,058
Vested as of June 30, 2021	—

Predecessor
Common Incentive Units	Number of Common Incentive Units	Weighted Average Remaining Contractual Term (years)	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	26,833	6.75	$0.43	$25,760
Granted	—
Forfeited	—
Outstanding as of June 30, 2021	26,833	6.5	$0.43	$25,760
Vested as of June 30, 2021	—
There were no participation units granted during the three and six months ended June 30, 2022 and 2021. As of June 30, 2022 and December 31, 2021, the total number of participation units outstanding were 0.5 million and 0.7 million, respectively. The fair value of the participation units as of June 30, 2022 and December 31, 2021 was 1.1 million and 4.1 million, respectively. Participation units are settled in cash and the balance is recorded within other current liabilities and other noncurrent liabilities as described in Note 5.
The outstanding units under the Opco Plan were issued prior to the Business Combination and the plan was frozen upon execution of the merger agreement. No future units can be granted under this plan.
Determination of Fair Value
The fair value of incentive and participation units granted is calculated through a Monte Carlo simulation based on various outcomes. Opco determined that a Monte Carlo simulation was an appropriate estimation model because of the market condition associated with the vesting of the units. The determination of the fair value of the units is affected by Opco’s stock price and certain assumptions such as Opco’s expected stock price volatility over the term of the units, risk-free interest rates, and expected dividends, which are determined as follows:
•Expected term – The expected term represents the period that a unit is expected to be outstanding.
•Volatility – Opco has limited historical data available to derive its own stock price volatility. As such, Opco estimates stock price volatility based on the average historic price volatility of comparable public industry peers.

•Risk-free interest rate – The risk-free rate is based on the U.S. Treasury yield curve in effect on the grant date for securities with similar expected terms to the term of Opco’s incentive units.
•Expected dividends – Expected dividends is assumed to be zero as Opco has not paid and does not expect to pay cash dividends or non-liquidating distributions.
•Discount for lack of marketability – an estimated two-year time to exit Predecessor awards and the six-month lock-up restriction on Successor awards is reflected as a discount for lack of marketability estimated using the Finnerty model.
11.Net Loss per share
Basic earnings per share is based on the weighted average number of shares of Class A common stock issued and outstanding during the Successor period. Diluted earnings per share is based on the weighted average number shares of Class A common stock issued and outstanding and the effect of all dilutive common stock equivalents and potentially dilutive share-based awards outstanding during the Successor period. For the Successor period, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to our net loss position. The potentially dilutive securities that would be anti-dilutive due to our net loss are not included in the calculation of diluted net loss per share attributable to controlling interest. The anti-dilutive securities are included in the table below.
The following is a reconciliation of the denominators of the basic and diluted per share computations for net loss (in thousands, except share and per share data):

	Successor	Successor
	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022
Net Loss per share:
Numerator – basic and diluted:
Net loss	$(27,641)	$(70,962)
Less: Net loss attributable to noncontrolling interest	(23,744)	(59,936)
Net loss attributable to Bakkt Holdings, Inc. – basic	(3,897)	(11,026)
Net loss and tax effect attributable to noncontrolling interests	—	(35,007)
Net loss attributable to Bakkt Holdings, Inc. – diluted	$(3,897)	$(46,033)

Denominator – basic and diluted:
Weighted average shares outstanding – basic	71,226,366	64,234,239
Effect of dilutive securities:
Opco common units	—	194,673,108
Weighted average shares outstanding – diluted	71,226,366	258,907,347

Net loss per share – basic	$(0.05)	$(0.17)
Net loss per share – diluted	$(0.05)	$(0.18)
Potential common shares issuable to employee or directors upon exercise or conversion of shares under our share-based and unit-based compensation plans and upon exercise of warrants are excluded from the computation of diluted earnings per common share when the effect would be anti-dilutive.

The following table summarizes the total potential common shares excluded from diluted loss per common share as their effect would be anti-dilutive:

Successor
As of June 30, 2022
RSUs and PSUs	14,149,624
Public warrants	7,140,829
Opco warrants	793,352
Opco unvested incentive units	4,527,603
Opco common units (1)	183,911,335
Total	210,522,743

(1) Opco common units were anti-dilutive for the three months ended June 30, 2022. The Opco common units were dilutive for the six months ended June 30, 2022 as reflected in the weighted average shares outstanding – diluted share count above.

12.Capital Requirements
Bakkt Trust is subject to certain regulatory capital requirements imposed by the New York State Department of Financial Services ("NYDFS"). These capital requirements require Bakkt Trust to maintain positive net worth at the greater of $15.0 million or the sum of the required percentage established for transmitted assets, cold wallet, and hot wallet custody assets. As of June 30, 2022 and 2021, Bakkt Trust had determined that $16.5 million, respectively should be set aside to satisfy these, which is reflected as “Restricted cash” in the balance sheets.
Bakkt Clearing was registered as a futures commission merchant (“FCM”) with the Commodity Futures Trading Commission (“CFTC”) and was a member of the National Futures Association (“NFA”). Bakkt Clearing was subject to CFTC Regulation 1.17, and the NFA capital requirements. Under these requirements, it was generally required to maintain “adjusted net capital” equivalent to the greater of $1.0 million or the sum of 8 percent of customer and noncustomer risk maintenance margin requirements on all positions, as defined. On May 20, 2022, we withdrew Bakkt Clearing's registration in the CFTC and membership in the NFA, which was effective on June 20, 2022. Accordingly, as of June 30, 2022 Bakkt Clearing no longer was required to maintain capital under the rules described above.
Bakkt Marketplace, LLC ("Bakkt Marketplace") is required to maintain tangible member’s equity of a minimum amount, plus the amount of customer funds held in transit since it holds a number of money transmitter licenses and has a virtual currency license (or “BitLicense”) from the NYDFS, which subjects it to NYDFS’ oversight with respect to such business activities conducted in New York State and with New York residents. Tangible member’s equity means member’s equity minus intangible assets and as of June 30, 2022 and December 31, 2021, tangible member’s equity amounted to approximately $5.5 million and approximately $11.0 million, respectively.
The minimum capital requirements to which our subsidiaries are subject may restrict their ability to transfer cash. We may also be required to transfer cash to our subsidiaries such that they may continue to meet these minimum capital requirements.
13.Commitments and Contingencies
401(k) Plan
We sponsor a 401(k) defined contribution plan covering all eligible U.S. employees. Both Company and employee contributions to the 401(k) plan are discretionary. For the three and six months ended June 30, 2022, we recorded approximately $0.7 million and $1.3 million, respectively, of expenses related to the 401(k) plan. For the three and six months ended June 30, 2021, we recorded approximately $0.5 million and $1.0 million, respectively, of expenses related to the 401(k) plan.
Tax Receivable Agreement
The Company is party to a TRA with certain Opco Equity Holders (Note 6). As of June 30, 2022, the Company has not recorded a liability under the TRA related to the income tax benefits originating from the exchanges of Opco common units as it is not probable that the Company will realize such tax benefits. To the extent the Company is able to realize the income tax benefits associated with the exchanges of Paired Interest subject to the TRA, the TRA payable would range from zero to $10.3 million at June 30, 2022.
The amounts payable under the TRA will vary depending upon a number of factors, including the amount, character, and timing of the taxable income of the Company in the future. Should the Company determine that the payment of the TRA liability becomes probable at a future date based on new information, any changes will be recorded on the Company's condensed consolidated statement of operations and comprehensive loss at that time.
Litigation
As described above, in October 2021, we completed our Business Combination with VPC Impact Acquisition Holdings (“VIH”), pursuant to which VIH changed its name to Bakkt Holdings, Inc. and the current directors and officers of the Company replaced the directors and officers in place prior to the Business Combination. On April 21, 2022, a putative class action complaint was filed against Bakkt Holdings, Inc. and certain of its directors and officers prior to the Business Combination in the U.S. District Court for the Eastern District of New York on behalf of certain purchasers of securities of VIH and/or purchasers of Bakkt Class A common stock issued in connection with the Business Combination. The complaint alleges that VIH made false or misleading statements and omissions of purportedly material fact, in violation of federal securities laws, in connection with disclosures relating to certain of VIH’s financial statements, business, operations, and compliance policies. The complaint alleges that the false or misleading statements and omissions were contained in the registration statement filed in connection with the Business Combination and in other SEC filings made by VIH. The complaint alleges that VIH traded at artificially inflated prices as a result of the allegedly misleading statements and omissions. Plaintiff seeks certification of a class of purchasers of (1) VIH/Bakkt securities between March 31, 2021 and November 19, 2021, both dates inclusive and/or (2) Bakkt Class A common stock pursuant and/or traceable to the registration statement filed in connection with the Business Combination and in such other SEC filings. The complaint seeks damages, as well as the plaintiff’s fees and costs. On August 3, 2022, the Court appointed lead plaintiffs and lead counsel. Bakkt intends to vigorously defend against the allegations. No allegations have been made against any current officer or director of Bakkt other than one current board member, who was both an officer and director of VIH and has continued as a director of Bakkt.
Other legal and regulatory proceedings have arisen and may arise in the ordinary course of business. However, we do not believe that the resolution of these matters will have a material adverse effect on our financial position, results of operations or cash flows. However, future results could be materially and adversely affected by new developments relating to the legal proceedings and claims.
Commercial Purchasing Card Facility
We, through our loyalty business, have a purchasing card facility with a bank that we utilize for redemption purchases made from merchant partners as part of our loyalty redemption platform. Expenditures made using the purchasing card facility are payable monthly, are not subject to formula-based restrictions and do not bear interest if amounts outstanding are paid when due and in full. Among other covenants, the purchasing card facility requires us to maintain a month-end cash balance of $40.0 million. In January 2021, the purchasing card facility was extended to April 15, 2022 in order to facilitate a long-term agreement on more favorable terms to us. Bakkt Holdings, Inc. serves as the guarantor on behalf of our subsidiary under the commercial purchasing card facility. In April 2022, we further extended the maturity date of the purchasing card facility to August 12, 2022, which may be extended to the extent necessary to transition over to the purchasing card facility with Bank of America described below.
On April 7, 2022, we entered into a corporate card services agreement with Bank of America to provide a new purchasing card facility. Total borrowing capacity under the facility is $35 million and there is no defined maturity date. Expenditures made using the purchasing card facility are payable monthly, are not subject to formula-based restrictions and do not bear interest if amounts outstanding are paid when due and in full. The purchasing card facility requires us to maintain a concentration account with the lender subject to a minimum liquidity maintenance requirement of $7.0 million as collateral along with the accounts receivable of our subsidiary, within the loyalty business. Bakkt Holdings, Inc. serves as the guarantor on behalf of our subsidiary under the commercial purchasing card facility.

Purchase Obligations
In December 2021, we entered into a four-year cloud computing arrangement which includes minimum contractual payments due to the third-party provider. As of June 30, 2022, our outstanding purchase obligations consist of the following future minimum commitments (in thousands):

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Purchase obligations	$2,250	$8,750	$9,000	$—	$20,000
14.Income Taxes
As a result of the Business Combination, the Company acquired a controlling interest in Opco, which is treated as a partnership for U.S. federal income tax purposes, and in most applicable state and local income tax jurisdictions. As a partnership, Opco is not itself subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Opco is passed through to and included in the taxable income or loss of its partners, including the Company following the Business Combination, on a pro rata basis. The Company's U.S. federal and state income tax benefit (expense) primarily relates to the Company’s allocable share of any taxable income or loss of Opco following the Business Combination. Opco’s wholly owned corporate subsidiaries that are consolidated for U.S. GAAP purposes but separately taxed for federal, state, and foreign income tax purposes as corporations are generating federal, state, and foreign income tax expense.
Our effective tax rates of 15.6% and 10.4% for the three and six months ending June 30, 2022, respectively, differ from statutory rates primarily due to the loss allocated to noncontrolling interest that is not taxed to the Company and the non-deductible expenses related to fair value gains and losses related to the changes in our warrant liability and nondeductible compensation.
Our effective tax rates of (0.5)% and (0.3)% for the three and six months ending June 30, 2021, respectively, differ from statutory rates primarily due to the impact of losses in which no tax benefit is expected to be recognized. The income tax expense during the period related to our operations in Canada.
Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our realizability of our deferred tax assets, in each jurisdiction, is dependent upon the generation of future taxable income sufficient to utilize the deferred tax assets on income tax returns, including the reversal of existing temporary differences, historical and projected operating results and tax planning strategies. We assessed that certain of its deferred tax assets were not more likely than not to be realized.

The effects of uncertain tax positions are recognized in the consolidated financial statements if these positions meet a “more-likely-than-not” threshold. For those uncertain tax positions that are recognized in the consolidated financial statements, liabilities are established to reflect the portion of those positions it cannot conclude “more-likely-than-not” to be realized upon ultimate settlement. We had no unrecognized tax benefits or related interest and penalties accrued for the three and six ended June 30, 2022 and 2021.
15.Fair Value Measurements
Financial assets and liabilities that are measured at fair value on a recurring basis are classified entirely as Level 1 as follows (in thousands):

	Successor
	As of June 30, 2022
	Total	Level 1	Level 2	Level 3
Assets:
U.S. Treasury debt securities	$188,746	$188,746	$—	$—
Safeguarding asset for cryptoassets	147,102	—	147,102	—
Total Assets	$335,848	$188,746	$147,102	$—

Liabilities:
Safeguarding obligations for cryptoassets	$147,102	$—	$147,102	$—
Warrant liability—public warrants	4,713	4,713	—	—
Total Liabilities	$151,815	$4,713	$147,102	$—

	Successor
	As of December 31, 2021
	Total	Level 1	Level 2	Level 3
Liabilities:
Warrant liability—public warrants	$17,424	$17,424	$—	$—
Total Liabilities	$17,424	$17,424	$—	$—
We classify our investments in debt securities as available-for-sale investments. Debt securities consist of U.S. Treasury debt securities. These investments are held in the custody of a major financial institution. As of June 30, 2022, the Company’s investment in marketable securities – available-for-sale was determined to be a level 1 investment and is recorded in the consolidated balance sheet at fair value.
The fair value of the safeguarding obligations for cryptoassets and the corresponding safeguarding asset for cryptoassets were determined using prices available in the market we determine to be the principal market as of June 30, 2022.
Our public warrant liability is valued based on quoted prices in active markets and is classified within Level 1.
The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivables, unbilled accounts receivables, due from related party, deposits with clearinghouse, due to related party, accounts payable and accrued liabilities, and operating lease obligations approximate their fair values due to their short-term nature. The balance of deposits with clearinghouse not invested in U.S. government securities are in the form of cash, and therefore approximate fair value.

16.Leases
The Company leases real estate for office space under operating leases and office equipment under finance leases. As of June 30, 2022, we do not have any active finance leases. We consider a lease to have commenced on the date when we are granted access to the leased asset. Several of these leases include escalation clauses for adjusting rentals.
During the six months ended June 30, 2022, we entered into a new real estate lease for office space in New York, New York, that commenced on January 31, 2022. The lease has a term of 94 months and the total fixed lease payments over the term of the lease are $7.3 million. On April 25, 2022, we signed a lease agreement for call center office space in Alpharetta, Georgia. On May 12, 2022, we executed our option to lease additional space for the Alpharetta call center. The call center lease commenced on June 3, 2022. The lease has a term of 47 months and total fixed lease payments over the term of the lease are approximately $5.9 million.
Our real estate leases have remaining lease terms as of June 30, 2022 ranging from 10 months to 123 months, with one of our leases containing an option to extend the term for a period of 5 years exercisable by us, which we are not reasonably certain of exercising at commencement. None of our leases contain an option to terminate the lease without cause at the option of either party during the lease term. Certain equipment leases contain options to purchase the asset at the fair market value, available with the Company.
Certain of our real estate leasing agreements include terms requiring us to reimburse the lessor for its share of real estate taxes, insurance, operating costs and utilities which we account for as variable lease costs when incurred since we have elected to not separate lease and non-lease components, and hence are not included in the measurement of lease liability. There are no restrictions or covenants imposed by any of the leases, and none of our leases contain material residual value guarantees.
The discount rates for all of our leases are based on our estimated incremental borrowing rate since the rates implicit in the leases were not determinable. Our incremental borrowing rate is based on management’s estimate of the rate of interest we would have to pay to borrow on a fully collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.
We have elected the practical expedient under which lease components would not be separated from the non-lease components for all our classes of underlying assets. Accordingly, each lease component and the non-lease components related to the lease component are accounted for as a single lease component. The weighted average remaining lease term for our operating leases was approximately 95 months, and the weighted average discount rate for our operating leases was 5.0%. We were not party to any short-term leases during the periods presented.
17. Safeguarding Obligations For Cryptoassets

We provide bitcoin and ether custody services for our consumer platform users and for standalone custody customers. We do not own cryptoassets held in a custodial capacity on behalf of our customers. We hold the cryptographic key information on behalf of our custodial customers. We also maintain the internal recordkeeping of those assets and are obligated to safeguard the assets and protect them from loss or theft.
As of June 30, 2022, upon the implementation of SAB 121, the Company recorded a safeguarding obligation for cryptoassets of approximately $147.1 million. The safeguarding liability, and corresponding safeguarding asset for cryptoassets on the balance sheet, are measured at the fair value of the cryptoassets held for our customers. The Company is not aware of any actual or possible safeguarding loss events as of June 30, 2022. Therefore, the safeguarding obligation for cryptoassets and the related safeguarding asset for cryptoassets are recorded at the same amount.

We are responsible for holding the following cryptoassets on behalf of our customers as of June 30, 2022 (in thousands):

Successor
June 30, 2022
Bitcoin	$147,064
Ether	38
Safeguarding obligations for cryptoassets	$147,102

Safeguarding asset for cryptoassets	$147,102

18.Investment in Debt Securities
We have investments in certain debt securities, which we record at fair value and present as Available-for-sale securities in the Consolidated Balance Sheet.
Unrealized gains and temporary losses, net of related taxes, are included in accumulated other comprehensive income (loss) (AOCI). Upon realization, those amounts are reclassified from AOCI to earnings. The amortization of premiums and discounts on the investments are included in our results of operations. Realized gains and losses are calculated based on the specific identification method. We classify our investments as current or noncurrent based on the nature of the investments and their availability for use in current operations.
The cost basis and fair value of available-for-sale debt securities with unrealized gains and losses included in equity (AOCI in the Consolidated Statement of Financial Position) were as follows (in thousands):

	Successor
Available-for-sale securities	June 30, 2022			December 31, 2021
	Cost Basis	Unrealized Net Losses	Fair Value	Cost Basis	Unrealized Net Losses	Fair Value
Government debt
U.S. treasury bonds	$188,759	$(13)	$188,746	$—	$—	$—

Total available-for-sale securities	$188,759	$(13)	$188,746	$—	$—	$—

	Successor
Available-for-sale securities in an unrealized loss position	June 30, 2022		December 31, 2021
	Fair Value	Unrealized Net Losses	Fair Value	Unrealized Net Losses
Government debt
U.S. treasury bonds:
Less than 12 months [1]	$89,455	$(42)	$—	$—
12 months or more [1]	—	—	—	—

Total available-for-sale securities	$89,455	$(42)	$—	$—

[1] Indicates the length of time that individual securities have been in a continuous unrealized loss position.

The unrealized losses on our investments in government debt securities relate to changes in interest rates since time of purchase. We do not intend to sell the investments, and it is not likely that we will be required to sell the investments before recovery of their respective amortized cost basis. In addition, there were no credit losses on these investments as of June 30, 2022.
The cost basis and fair value of available-for-sale debt securities at June 30, 2022, by contractual maturity, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations.

	June 30, 2022
	Cost Basis	Fair Value
Due in one year or less	$173,758	$173,753
Due after one year through five years	15,001	14,993
Total debt securities - available-for-sale	$188,759	$188,746
19.Subsequent Events
We have evaluated subsequent events and transactions and determined that no other events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis of financial condition and results of operations should be read together with the accompanying consolidated financial statements and related notes. References in this section to “we,” “us,” “our,” “Bakkt” or the “Company” and like terms refer to (i) Bakkt Opco Holdings, LLC and its subsidiaries (the “Predecessor”) for the three and six months ended June 30, 2021 (referred to herein as a "Predecessor Periods") and (ii) Bakkt Holdings, Inc. and its subsidiaries (the “Successor”) for the three and six months ended June 30, 2022 (the “Successor Periods”), unless the context otherwise requires. Some of the information contained in this discussion and analysis or set forth elsewhere in this document, including information with respect to our plans and strategy for our business, includes forward-looking statements. Such forward-looking statements are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those factors discussed above in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 1A. Risk Factors.”
Overview
Bakkt’s vision is to connect the digital economy. Our platform, which operates at the intersection of cryptoassets (“crypto”), loyalty and rewards, and payments, is uniquely positioned to enable consumers, brands, and financial institutions to better manage, transact with and monetize those assets in new ways.
We believe we are well positioned to provide innovative, multi-faceted product solutions and grow with the evolving digital assets market. Our institutional grade technology platform is at the center of everything we do. It is secure and regulated, born out of our heritage with our former parent company, Intercontinental Exchange, Inc. (“ICE”) (NYSE: ICE). Through these elements, we provide, or are working to provide, products and services in four key areas:
•Enabling Crypto Services. Our platform provides consumers, businesses and institutions easy access to crypto buy and sell capabilities. We enable businesses – particularly those not native to the crypto space, such as platform partners, financial institutions and wallet providers – to provide their customers with the ability to transact in crypto directly in their trusted environments. Our platform provides secure, regulated and institutional-grade infrastructure in a simple, intuitive digital experience.
•Fueling Crypto Rewards. We are in the process of enabling merchants of all sizes to offer loyalty and rewards to their customers in the form of crypto – either by earning crypto rewards, or by redeeming existing reward currencies, such as points or miles, into crypto. We believe this capability will enhance merchants’ existing loyalty programs and enable merchants to attract younger, affluent, digital-native audiences and to increase loyalty with existing customers by offering the potential to increase the long-term value of their rewards.
•Paying with Digital Assets. We enable consumers to make everyday purchases using their existing rewards points or new assets like crypto. Our solution enables assets to be easily converted at checkout, making merchant integrations simple, fast, and flexible and facilitating settlement in fiat currency. Our payment capabilities also extend to enable companies to disburse payments in crypto (for instance, to gig economy or marketplace participants such as freelancers, content providers, and delivery workers).
•Powering Loyalty. We offer a full spectrum of content that retailers and financial institutions can make available to their customers when redeeming loyalty currencies, driving consumer loyalty and engagement. Our redemption solutions span a variety of rewards categories including merchandise (such as Apple products and services), gift cards, digital experiences and charitable giving. Our travel solution offers a retail e-commerce booking platform with a powerful search capability, as well as live-agent booking and servicing. Our platform provides a unified shopping experience that is configurable for companies and their programs. Capabilities include a mobile-first user experience, a multi-tier construct to accommodate loyalty tiers, comprehensive fraud protection capabilities and a split-tender payments platform to accept both points and credit cards as a form of payment. We recognize that businesses want to offer consumers choice, innovation and a frictionless experience, and our platform was constructed with this in mind.
Our Platform

Our platform is built to operate at the intersection of cryptoassets, loyalty and payments, and offers partners the flexibility to choose some or all of our capabilities, and the manner in which these capabilities are enabled for consumers, based on their needs and objectives. Some partners may choose to enable our capabilities directly in their experience, while others may want a “ready-to-go” storefront and leverage capabilities such as our consumer app. Our core platform and infrastructure are built to provide integrations for crypto buy/sell trading, loyalty redemption, payments and exchange, and supports these use cases regardless of where the consumer experience lives. Our institutional-grade platform, born out of ICE, supports "know your customer" ("KYC"), anti-money laundering ("AML"), and other anti-fraud measures to combat financial crime.
Key Factors Affecting Our Performance
Attractiveness of Platform
We primarily generate revenue when users of our platform buy, sell, convert, spend and send digital assets through the platform, and our success depends in part on transaction volume. Business growth will come from growing users and the transaction fees associated with users buying, selling, converting and spending with digital assets, and the margin earned in connection with consumer purchases and the sale of cryptoassets. We will look to grow our base of active and transacting users to grow these revenue streams.
In addition, growing partners on our platform increases our ability to grow revenue streams. To date, management has been focused on building through partners within a business-to-business-to-consumer (“B2B2C”) model. Our goal is to provide these partners opportunities to leverage our capabilities either through their existing environment or by leveraging our platform. Expanding the platform capabilities leveraged by our partner set, as well as expanding with new partners, will be key to our business and revenue growth. We expect that revenues related to loyalty redemption transactions, cryptoasset trades, subscriptions and services will be significant drivers of our business. The risks and uncertainties related to each such revenue generating activity are largely the same. Specifically, to the extent we are unable to grow our partner base and/or organically grow our active and transacting user base (who buy, sell, convert and spend with digital assets, and from whom we can earn the margin paid in connection with consumer purchases and sale of cryptoassets), or to the extent the cost of such growth (including our average customer acquisition cost) is greater than we anticipate, the corresponding growth of our business may occur more slowly than we expect, or may not occur at all. Our ability to execute on our business plan is dependent on successfully executing on several key components of our business, principally including: (i) the technological success of our platform; (ii) the integration of our platform with the platforms of our partners; (iii) growth in the number and diversity of the loyalty brands, associated merchants and retailers, and cryptocurrencies and other digital assets that we support; and (iv) our resulting ability to create a network effect with growth in active and transacting users.
Regulations in U.S. Markets
We are subject to many complex, uncertain and overlapping local, state and federal laws, rules, regulations, policies and legal interpretations (collectively, “laws and regulations”) in the markets in which we operate. These laws and regulations govern, among other things, consumer protection, privacy and data protection, labor and employment, anti-money laundering, money transmission, competition, and marketing and communications practices. These laws and regulations will likely have evolving interpretations and applications, particularly as we introduce new products and services and expand into new jurisdictions.
We are seeking to bring trust and transparency to digital assets. We will progressively be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our clients and all of the users in the information chain. We have developed and frequently evaluate and update our compliance models to ensure that we are complying with applicable restrictions.
We continue to work with regulators to address the emerging global landscape for digital assets. As investment continues, the intersection of technology and finance will require ongoing engagement as new applications emerge. Digital assets and distributed ledger technology have significant, positive potential with proper collaboration between industry and regulators.
COVID-19 Impacts
In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The COVID-19 pandemic has adversely affected global economic activity and, in 2020, contributed to significant declines and volatility in financial markets. The COVID-19 pandemic had an impact on our business during the year ended December 31, 2020, primarily in that it (i) decreased revenue from our loyalty and travel businesses, and (ii) impacted our ability to expand our relationships with existing loyalty partners, and to conclude relationships with new loyalty partners, whose businesses similarly have been adversely affected by the pandemic. During 2021, our business operations started to recover from the impacts of the pandemic. Our business operations have continued to recover in 2022 from the impacts of the pandemic, including revenue from the loyalty and travel business.
Business Combination
On October 15, 2021, Bakkt (f/k/a VPC Impact Acquisition Holdings, a Cayman Islands exempted company (“VIH”)) and VIH completed the Business Combination contemplated by the Merger Agreement. Pursuant to the Merger Agreement, VIH acquired a majority voting interest in Bakkt Opco Holdings, LLC (“Opco”) through a series of mergers, with Opco becoming a direct subsidiary of VIH. In connection with the completion of the Business Combination, VIH changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and changed its name to “Bakkt Holdings, Inc.”
The Business Combination resulted in Bakkt continuing as the surviving entity and being organized as an umbrella partnership corporation, or “up-C,” structure in which substantially all our assets and business are held by Opco and its subsidiaries, with the existing owners of Opco being considered as noncontrolling interests in the audited consolidated financial statements.
Upon completion of the Business Combination, VIH was deemed the accounting acquirer and Opco the accounting acquiree. Under the acquisition method of accounting, VIH’s assets and liabilities retained their carrying values and the assets and liabilities associated with Opco were recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. In connection with the Business Combination, all outstanding membership interests and rights to acquire membership interests in Opco were exchanged for an aggregate of 208,200,000 Opco common units and an equal number of newly issued shares of our Class V common stock, par value $0.0001 per share (“Class V common stock”), which are non-economic, voting shares of the Company, of which 207,406,648 are outstanding and 793,352 reserved for issuance upon the exercise of a warrant agreement. Each Opco common unit, when coupled with one share of our Class V common stock is referred to as a “Paired Interest.” Paired Interests may be exchanged for one share of our Class A common stock or a cash amount in accordance with the Third Amended and Restated Limited Liability Company Agreement of Opco and the Amended and Restated Exchange Agreement between the Company and certain holders of Bakkt Common Units, dated as of October 15, 2021. Following the Closing, the Company owned approximately 20.3% of the Opco common units and with the remaining Opco common units being owned by the equity owners of Opco prior to the Merger. Holders of Paired Interests became entitled to exchange their Paired Interests in accordance with the Amended and Restated Exchange Agreement in the second quarter of 2022. As of August 5, 2022, exchanges and forfeitures had resulted in the Company’s ownership of Opco common units increasing to 29.0%.

As a result of the Business Combination, our financial results are broken out between the Predecessor periods (January 1, 2021 through June 30, 2021) and the Successor periods (January 1, 2022 through June 30, 2022).
Safeguarding Obligation Liability and Safeguarding Asset Related to Cryptoassets Held for Other Parties
As detailed in Note 17, upon the adoption of SAB 121, we recorded a safeguarding obligation liability and a corresponding safeguarding asset related to the cryptoassets held for other parties. As of June 30, 2022, the safeguarding obligation liability related to cryptoassets held for other parties was approximately $147.1 million. We have taken steps to mitigate the potential risk of loss for the cryptoassets we hold for other parties, including holding insurance coverage specifically for certain cryptoasset incidents and using secure cold storage to store the vast majority of cryptoassets that we hold. SAB 121 also asks us to consider the legal ownership of the cryptoassets held for other parties, including whether the cryptoassets held for other parties would be available to satisfy general creditor claims in the event of our bankruptcy.
The legal rights with respect to cryptoassets held on behalf of third parties by a custodian, such as us, upon the custodian’s bankruptcy have not yet been settled by courts and are highly fact-dependent. However, based on the terms of our terms of service and applicable law, in the event that we were to enter bankruptcy, we believe the cryptoassets that we hold in custody for users of our platform should be respected as users’ property (and should not be available to satisfy the claims of our general creditors). We do not allow users to purchase cryptoassets on margin, and cryptoassets held on our platform do not serve as collateral for margin loans. We hold cryptoassets in custody for users in one or more omnibus cryptoasset wallets; we do not presently utilize third-party custodians. We hold cryptographic key information and maintain internal record keeping for the cryptoassets we hold in custody for users, and we are obligated to secure such assets from loss or theft. Our contractual arrangements state that our customers and trading partners retain legal ownership of the cryptoassets custodied by us on their behalf; they also benefit from the rewards and bear the risks associated with their ownership, including as a result of any price fluctuations. We have been monitoring and will continue to actively monitor legal and regulatory developments and may consider further steps, as appropriate, to support this contractual position so that in the event of our bankruptcy, the cryptoassets custodied by us should not be deemed to be part of our bankruptcy estate. We do not expect potential future cash flows associated with the cryptoasset safeguarding obligation liability.
Our Corporate Structure
We own and consolidate entities formed during the year ended December 31, 2019, including Bakkt Trust and Bakkt Marketplace. We also own and consolidate entities that were acquired during the year ended December 31, 2019, including DACC Technologies, Inc., Digital Asset Custody Company, Inc. (collectively with DACC Technologies, Inc., “DACC”), and Bakkt Clearing, LLC (“Bakkt Clearing”), formerly known as Rosenthal Collins Group, L.L.C. We continued to operate these entities through fiscal year 2021 and also acquired Bridge2 Solutions in February 2020.
Bakkt Trust is a New York limited-purpose trust company that is chartered by and subject to the supervision and oversight of the NYDFS. In September 2019, Bakkt Trust, along with IFUS and ICUS, both of which are wholly-owned subsidiaries of ICE, brought to market an institutional-grade, regulated infrastructure for trading, clearing, and custody services for bitcoin. Bakkt Trust acts as a qualified custodian for bitcoin, which enables Bakkt Trust to offer end-to-end regulated, physically-delivered bitcoin futures and options contracts to financial institutions and market makers. In addition, Bakkt Trust has been approved by the NYDFS to offer non-trading- related, standalone custody of bitcoin and ether to institutions and certain high net worth individuals in cryptoassets, subject to NYDFS regulatory oversight.

The below graphic illustrates the structure of the physically-delivered bitcoin futures and options and custody offerings.

Triparty Agreement
ICE Futures US
(Designated Contract Market)
ICE Clear US
(Designated Clearing Organization)
Trading and clearing revenue paid to Bakkt Trust
Warehouse Agreement
Bakkt Trust Company LLC
(Qualified Custodian)
Physically-delivered Futures and options customers
(institutions, market makers)
Standalone Custody depositors
(institutions, HNW individuals)

Bakkt Marketplace has created an integrated platform that enables consumers and enterprises to transact in digital assets. Bakkt Marketplace users have a digital wallet that enables them to purchase, sell, convert, and or spend digital assets. Users can also use their digital wallet to spend fiat currency with various retailers and convert loyalty and rewards points into fiat currency. Bakkt Marketplace has received money transmitter licenses from all states throughout the U.S. where such licenses are required, has obtained a New York State virtual currency license, and is registered as a money services business with the Financial Crimes Enforcement Network of the United States Department of the Treasury. Bakkt

rust’s custody solution provides support to Bakkt Marketplace with respect to bitcoin and ether functionality within the consumer app.

Trading counterparties
Bilateral bitcoin trades
(on-blockchain)
House account
Bakkt Trust Company LLC
Debits/credits for buy/sell transactions
Consumer omnibus account
Bakkt Marketplace, LLC
Consumer buy/sell transactions (ledger entry)
App users
(consumers)
Terms of Service

Bakkt Clearing was registered as a futures commission merchant (“FCM”) with the Commodity Futures Trading Commission (“CFTC”) and a member of the National Futures Association (“NFA”). On May 20, 2022, we withdrew our registration with CFTC and membership in NFA, which was effective on June 20, 2022.
Bakkt’s white label loyalty redemption platform is largely carried on by its subsidiary, Bridge2 Solutions, LLC, which Bakkt acquired in February 2020.
Our Relationship with ICE
Prior to the consummation of the Business Combination, we were an indirect majority-owned subsidiary of ICE. ICE is a global market infrastructure provider with a history of developing and implementing leading technologies. ICE operates exchanges, clearinghouses, and listing venues for the financial markets alongside offering data-driven technology services to support the trading, lending, investment, risk management, and connectivity needs of customers. In building our platform, ICE and minority investors contributed capital and assets, leveraging ICE’s leading competency of creating and operating market infrastructure. Upon our formation, ICE made a cash capital contribution and granted us the right to access ICE’s existing futures and clearing platforms. ICE also partners with us with respect to certain institutional product offerings.

Results of Operations
The following table is our consolidated statements of operations for the Successor period and the Predecessor periods (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Revenues:
Net revenues(1)	$13,572	$8,486	$26,104	$16,631
Operating expenses:
Compensation and benefits	34,247	19,916	69,335	35,150
Professional services	1,910	760	6,585	1,673
Technology and communication	4,164	3,916	8,521	6,702
Selling, general and administrative	9,769	8,956	19,203	15,065
Acquisition-related expenses	178	2,489	694	10,309
Depreciation and amortization	6,098	3,034	11,949	5,828
Related party expenses (affiliate in Predecessor period)(2)	267	471	634	942
Other operating expenses	490	269	1,219	697
Total operating expenses	57,123	39,811	118,140	76,366
Operating loss	(43,551)	(31,325)	(92,036)	(59,735)
Interest income (expense), net	153	(94)	214	(143)
Gain from change in fair value of warrant liability	10,283	—	12,711	—
Other income (expense), net	374	(311)	(89)	(649)
Loss before income taxes	(32,741)	(31,730)	(79,200)	(60,527)
Income tax benefit (expense)	5,100	(161)	8,238	(184)
Net loss	$(27,641)	$(31,891)	$(70,962)	$(60,711)
Less: Net loss attributable to noncontrolling interest	(23,744)		(59,936)
Net loss attributable to Bakkt Holdings, Inc.	(3,897)		(11,026)

Net loss per share attributable to Bakkt Holdings, Inc.
Class A common stockholders per share:
Basic	$(0.05)	(3)	$(0.17)	(3)
Diluted	$(0.05)	(3)	$(0.18)	(3)
(1)The revenue for the three and six months ended June 30, 2022 includes net revenues from related party of $14 and $34, respectively. The revenue for the three and six months ended June 30, 2021 includes net revenues from affiliate of $(17) and $(43), respectively.
(2)As a result of the Business Combination, ICE and its affiliates are no longer our affiliates.
(3)Basic and diluted loss per share is not presented for the Predecessor period due to lack of comparability with the Successor period.

Three Months Ended June 30, 2022 (Successor) compared to Three Months Ended June 30, 2021 (Predecessor)
Financial Summary
The three months ended June 30, 2022 included the following notable items relative to the three months ended June 30, 2021:
•Revenue increased $5.1 million, or 60%, primarily driven by strong transaction revenue from the loyalty redemption business; and
•Operating expenses increased $17.3 million, or 43%, primarily driven by increases in non-cash compensation and headcount.
Revenue

	Successor	Predecessor
($ in thousands)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Net revenues	$13,572	$8,486	$5,086	59.9%
Net Revenues
Net revenues consist of transaction revenue and subscription and service revenue. We receive revenue when consumers use our services to buy, sell, and spend digital assets. We generate revenue across our platform in the following key areas:
•Subscription and service revenue. We receive a recurring subscription revenue stream from partner platform fees as well as service revenue from software development fees and call center support.
•Transaction revenue. We generate transaction revenue though loyalty redemption volumes where we receive a percentage fee based on the volume and from crypto buy/sell where we make a spread on both legs of the transaction.
Our revenue has seasonality and is typically higher in the fourth quarter, driven by holiday spending and the booking of travel. Revenue generated from our service offerings in the digital asset marketplace and payments has been immaterial to date. However, we expect that revenues from cryptoasset trades, spending digital assets and other transactions and subscription fees will be significant drivers of our business, and we expect those revenues to increase as we grow our partner base and our users. As a result, over time, we expect loyalty revenue, which has been the source of substantially all of our revenue historically, to decrease as a percentage of overall revenue as the revenue from our other product and service offerings grows.
Transaction revenue is net of incentives, rebates and liquidity payments, reductions in connection with the contribution agreement entered into between Bakkt and ICE in connection with ICE’s formation of Bakkt (the “Contribution Agreement”), and consideration payable to a customer pursuant to an agreement with a strategic partner.
Net revenues increased by $5.1 million, or 59.9%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase was comprised of $3.5 million of increased transaction revenue and $1.6 million of increased subscription and service revenue. The increase in transaction revenue was primarily driven by $2.3 million from higher customer activity in our loyalty redemption services business. The increase in subscription and service revenue was primarily related to the addition of new services for an existing loyalty customer.

Operating Expenses
Operating expenses consist of compensation and benefits, professional services, technology and communication expenses, selling, general and administrative expense, acquisition-related expenses, depreciation and amortization, affiliate expenses, impairment of long-lived assets, and other operating expenses.
Compensation and Benefits

	Successor	Predecessor
($ in thousands)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Compensation and Benefits	$34,247	$19,916	$14,331	72.0%
Compensation and benefits expense include all salaries and benefits, compensation for contract labor, incentive programs for employees, payroll taxes, unit-based compensation and other employee related costs. Compensation and benefits expense is the most significant component of our operating expenses, and we expect that our compensation and benefits expense will continue to increase in absolute dollars as we continue to expand our business, as described below.
Headcount has increased, and will continue to increase, across functions to further strengthen our service offerings and enhance our systems, processes, and controls. We intend to grant equity awards as part of the compensation package for new employees. We expect that our compensation and expenses will decrease as a percentage of our revenue over time. Compensation and benefits increased by $14.3 million, or 72.0%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase was primarily due to increases of $4.7 million in additional salaries, wages and benefits, $2.7 million in contract labor for software development, and $4.6 million in non-cash compensation and incentive bonuses.
Professional Services

	Successor	Predecessor
($ in thousands)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Professional Services	$1,910	$760	$1,150	151.3%
Professional services expense includes fees for accounting, legal and regulatory fees. Professional services increased by $1.2 million, or 151.3%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase was primarily due to increases of $0.6 million in professional and other fees and $1.0 million in legal fees, partially offset by a decrease of $0.6 million in audit and tax fees.
Technology and Communication

	Successor	Predecessor
($ in thousands)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Technology and Communication	$4,164	$3,916	$248	6.3%
Technology and communication costs represent all non-headcount related costs to deliver technological solutions. Such costs principally include amounts paid for software licenses and software-as-a-service arrangements utilized for operating, administrative and information security activities, fees paid for third-party data center hosting arrangements, and fees paid to telecommunications service providers and for telecommunication software platforms necessary for operation of our customer support operations. These costs are driven by customer requirements, system capacity, functionality and redundancy requirements.

Technology and communications expense also includes fees paid for access to external market data and associated licensing costs, which may be impacted by growth in electronic contract volume, our capacity requirements, changes in the number of telecommunications hubs, and connections with customers to access our electronic platforms directly. Technology and communications expense increased by $0.2 million, or 6.3%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase was primarily due to an increase of $0.9 million in hardware and software license fees, partially offset by a decrease of $0.8 million in hosting fees.
Selling, General and Administrative

	Successor	Predecessor
($ in thousands)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Selling, General and Administrative	$9,769	$8,956	$813	9.1%
Selling, general and administrative expenses include marketing, advertising, business insurance, rent and occupancy, bank service charges, dues and subscriptions, travel and entertainment, rent and occupancy, and other general and administrative costs. Our marketing activities primarily consist of web-based promotional campaigns, promotional activities with partners, conferences and user events, and brand-building activities. Selling, general and administrative expenses do not include any headcount cost, which is reflected in the compensation and benefits financial statement line item. Our selling, general and administrative expenses will continue to increase in absolute dollars to support the projected growth in our business and requirements of being a public company, including increased insurance premiums and disclosure processes. However, we expect these costs will decrease as a percentage of our revenue in future years as we gain improved operating leverage from our projected revenue growth.
Selling, general and administrative costs increased by $0.8 million, or 9.1%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase was primarily due to increases of $4.0 million in insurance expense and $0.5 million in rent, partially offset by a reduction of marketing expenses of $4.3 million. The majority of marketing expenses are web-based promotional campaigns. We expect to increase marketing efforts as part of our broader growth initiatives, which is expected to result in increased selling, general and administrative expenses in future periods.
Acquisition-related Expenses

	Successor	Predecessor
($ in thousands)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Acquisition-related expenses	$178	$2,489	$(2,311)	(92.8%)
Acquisition-related expenses decreased by $2.3 million, or 92.8%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. Acquisition-related expenses for the three months ended June 30, 2021 consist of fees for investment banking advisors, lawyers, accountants, tax advisors and public relations firms directly related to the Business Combination, which did not recur during the three months ended June 30, 2022. The amount and timing of acquisition-related expenses is expected to vary across periods based on potential transaction activities.
Depreciation and Amortization

	Successor	Predecessor
($ in thousands)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Depreciation and amortization	$6,098	$3,034	$3,064	101.0%

Depreciation and amortization expense consists of amortization of intangible assets from business acquisitions, internally developed software and depreciation of purchased software and computer and office equipment over their estimated useful lives. Intangible assets subject to amortization consist primarily of acquired technology and customer relationships from the Business Combination. Depreciation and amortization increased by $3.1 million, or 101.0%, for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. The increase was primarily due to increases of $3.0 million related to the step-up in basis of the technology and customer relationships acquired in connection with the Business Combination.
Gain from Change in Fair Value of Warrant Liability

	Successor	Predecessor
($ in thousands)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Gain from change in fair value of warrant liability	$10,283	$—	$10,283	n/m
We recorded a gain of $10.3 million during the three months ended June 30, 2022 for the change in fair value on the revaluation of our warrant liability associated with our public warrants. This is a non-cash gain and is driven by fluctuations in the market price of our warrants.
Other income (expense), net

	Successor	Predecessor
($ in thousands)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Other income (expense), net	$374	$(311)	$685	(220.3%)
Other expense, net primarily consists of non-operating gains and losses. During the three months ended June 30, 2022, we had other income of $0.4 million as compared to other expense of $0.3 million for the three months ended June 30, 2021. The increase in other expense of $0.7 million was primarily driven by foreign currency transaction gains and losses.

Income tax benefit (expense)

	Successor	Predecessor
($ in thousands)	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	$ Change	% Change
Income tax benefit (expense)	$5,100	$(161)	$5,261	n/m

Income tax benefit during the three months ended June 30, 2022 primarily consists of deferred tax benefit from net loss allocated to Bakkt Holdings, Inc. during the period.
Six Months Ended June 30, 2022 (Successor) compared to Six Months Ended June 30, 2021 (Predecessor)
Financial Summary
The six months ended June 30, 2022 included the following notable items relative to the six months ended June 30, 2021:
•Revenue increased $9.5 million, or 57%, primarily driven by strong transaction revenue from the loyalty redemption business; and

•Operating expenses increased $41.8 million, or 55%, primarily driven by increases in non-cash compensation and headcount.
Revenue

	Successor	Predecessor
($ in thousands)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
Net revenues	$26,104	$16,631	$9,473	57.0%
Net Revenues
Net revenues increased by $9.5 million, or 57.0%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase was comprised of $6.7 million of increased transaction revenue and $2.8 million of increased subscription and service revenue. The increase in transaction revenue was driven by $4.8 million from higher customer activity in our loyalty redemption services business and $1.4 million from lower incentives and rebates. The increase in subscription and service revenue was primarily related to the addition of new services for an existing loyalty customer.
Operating Expenses
Operating expenses consist of compensation and benefits, professional services, technology and communication expenses, selling, general and administrative expense, acquisition-related expenses, depreciation and amortization, affiliate expenses, impairment of long-lived assets, and other operating expenses.
Compensation and Benefits

	Successor	Predecessor
($ in thousands)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
Compensation and Benefits	$69,335	$35,150	$34,185	97.3%
Compensation and benefits increased by $34.2 million, or 97.3%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase was primarily due to increases of $8.7 million in additional salaries, wages and benefits, $4.1 million in contract labor for software development, and $17.2 million in non-cash compensation and incentive bonuses. As a newly public company, we issued restricted stock units (“RSUs”) in the fourth quarter of 2021 that vested in the second quarter of 2022. These awards accounted for $9.9 million of the total share-based compensation during the six months ended June 30, 2022. As we typically grant RSUs with a three-year vesting period, the impact of share-based compensation expenses is expected to be reduced in future periods.
Professional Services

	Successor	Predecessor
($ in thousands)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
Professional Services	$6,585	$1,673	$4,912	n/m
Professional services increased by $4.9 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase was primarily due to increases of $1.6 million in professional and other fees, $1.5 million in audit and tax fees, and $1.8 million in legal fees.

Technology and Communication

	Successor	Predecessor
($ in thousands)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
Technology and Communication	$8,521	$6,702	$1,819	27.1%
Technology and communications expense increased by $1.8 million, or 27.1%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase was primarily due to an increase of $2.3 million in hardware and software license fees, partially offset by a decrease of $0.7 million in hosting fees.
Selling, General and Administrative

	Successor	Predecessor
($ in thousands)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
Selling, General and Administrative	$19,203	$15,065	$4,138	27.5%
Selling, general and administrative costs increased by $4.1 million, or 27.5%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase was primarily due to increases of $8.0 million in insurance expense and $0.9 million in rent, partially offset by a reduction of marketing expenses of $6.0 million.
Acquisition-related Expenses

	Successor	Predecessor
($ in thousands)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
Acquisition-related expenses	$694	$10,309	$(9,615)	(93.3%)
Acquisition-related expenses decreased by $9.6 million, or 93.3%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. Acquisition-related expenses for the six months ended June 30, 2021 consist of fees for investment banking advisors, lawyers, accountants, tax advisors and public relations firms directly related to the Business Combination, which did not recur during the six months ended June 30, 2022. The amount and timing of acquisition-related expenses is expected to vary across periods based on potential transaction activities.
Depreciation and Amortization

	Successor	Predecessor
($ in thousands)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
Depreciation and amortization	$11,949	$5,828	$6,121	105.0%
Depreciation and amortization increased by $6.1 million, or 105.0%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The increase was primarily due to increases of $6.2 million related to the step-up in basis of the technology and customer relationships acquired in connection with the Business Combination, partially offset by a decrease of $0.1 million related to amortization of trade names during the six months ended June 30, 2021, which is no longer amortizable following the Business Combination in 2021.

Gain from Change in Fair Value of Warrant Liability

	Successor	Predecessor
($ in thousands)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
Gain from change in fair value of warrant liability	$12,711	$—	$12,711	n/m
We recorded a gain of $12.7 million during the six months ended June 30, 2022 for the change in fair value on the revaluation of our warrant liability associated with our public warrants. This is a non-cash gain and is driven by fluctuations in the market price of our warrants.
Other income (expense), net

	Successor	Predecessor
($ in thousands)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
Other income (expense), net	$(89)	$(649)	$560	(86.3%)
During the six months ended June 30, 2022, we had other expense of $0.1 million as compared to other expense of $0.6 million for the six months ended June 30, 2021. The decrease in other expense of $0.6 million was primarily driven by foreign currency transaction gains and losses.

Income tax benefit (expense)

	Successor	Predecessor
($ in thousands)	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021	$ Change	% Change
Income tax benefit (expense)	$8,238	$(184)	$8,422	n/m

Income tax benefit during the six months ended June 30, 2022 primarily consists of deferred tax benefit from net loss allocated to Bakkt Holdings, Inc. during the period.

Liquidity and Capital Resources
Our predecessor principally financed its operations through equity financings in the form of capital contributions from its members and, to a lesser degree, from customer revenues. In addition, in 2018, ICE contributed certain developed assets and rights to use exchange and clearing licenses enabling Bakkt to commence operations. In connection with the closing of the Business Combination, our predecessor’s cash position was supplemented by $532.4 million, which included $325.0 million in proceeds from the closing of a private placement of shares of our Class A common stock and $207.4 million that had previously been held in trust.
As of June 30, 2022, we had $126.8 million and $16.5 million of cash and cash equivalents and restricted cash, respectively, which included the net proceeds raised in connection with the Business Combination, the amounts used to fund redemptions in connection with the Business Combination and the amounts received upon exercise of the public warrants through such date, partially offset by cash used in operations and investments in available for sale debt securities of $189.2 million during the three and six months ended June 30, 2022. As of June 30, 2022, we had $188.7 million of available for sale debt securities that mature over the next 5 to 15 months. Cash and cash equivalents consist of cash deposits at banks and money market funds. Restricted cash is held to satisfy certain minimum capital requirements pursuant to regulatory requirements.

We intend to use our unrestricted cash and expected proceeds from maturity of available for sale debt securities to (i) increase our sales and marketing efforts, (ii) expand our research and product development efforts, and (iii) maintain and expand our technology infrastructure and operational support. In addition, we may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies or intellectual property rights. However, we have no agreements or commitments with respect to any such acquisitions or investments at this time.
Our expected uses of available funds are based upon our present plans, objectives and business condition. We have not determined all of the particular uses for the available funds, and management has not estimated the amount of funds, or the range of funds, to be used for any particular purpose. As a result, our management retain broad discretion over the available funds.
Our future cash requirements will depend on many factors, including our revenue growth rate, the timing and extent of hiring and associated overhead to support projected growth in our business, sales and marketing costs to drive revenue growth, and software development investments to continue adding features and functionality to our technology platforms to align with market needs. We continue to accelerate our hiring plans along with increasing our marketing and promotional efforts, which we expect to continue in the near future. We may also enter into arrangements to acquire or invest in complementary businesses, services, and technologies which will likely require us to increase our cash consumption.
In addition, we have evaluated the impact of the COVID-19 pandemic on our liquidity and capital needs, and we anticipate that its effects will be largely neutral.
Depending on the foregoing and other factors that may affect our business in the future, we may be required to seek additional capital contributions or debt financing in the future. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.
The following table summarizes our cash flows for the periods presented (in thousands):

	Successor	Predecessor
	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Net cash flows used in operating activities	$(60,430)	$(18,662)
Net cash flows used in investing activities	$(203,937)	$(6,482)
Net cash flows provided by (used in) financing activities	$2	$(64)
Operating Activities
Since our inception, we have yet to achieve positive cash flow from operations. Our primary uses of cash include compensation and benefits for headcount-related expenses, investment in software and product development of our technology platforms, most significantly our platform, and associated non-headcount technology and communication cost to develop, operate and support our customer-facing technology platforms.
Net cash flows used in operating activities of $60.4 million for the six months ended June 30, 2022 was primarily related to our net loss of $71.0 million and changes in our operating assets and liabilities of $2.1 million, offset by non-cash charges of $12.6 million. The non-cash charges primarily consisted of share-based compensation of $21.2 million and depreciation and amortization of $11.9 million, offset by a gain from change in fair value of warrant liability of $12.7 million. Net cash outflows from changes in our operating assets and liabilities for the six months ended June 30, 2022 resulted primarily from an increase in accounts receivables of $3.3 million, a decrease of accounts payable and accrued liabilities of $2.6 million and an increase in other assets and liabilities of $4.0 million, which were partially offset by a decrease in prepaid insurance of $8.6 million.

Net cash flows used in operating activities of $18.7 million for the six months ended June 30, 2021 is primarily attributable to our net loss of $60.7 million, offset by non-cash charges of $9.9 million and changes in our operating assets and liabilities of approximately $32.2 million. Non-cash charges primarily consisted of $2.5 million of unit-based compensation expenses and $5.8 million of depreciation and amortization. Net cash inflows from changes in operating assets and liabilities resulted from the return of a deposit with our clearinghouse affiliate of $20.2 million, a $14.5 million increase in accounts payable and accruals and a $2.0 million increase in other assets and liabilities, which were partially offset by a $1.5 million increase in accounts receivables and a $1.3 million decrease in amounts due to affiliates.
Investing Activities
Net cash flows used in investing activities of $203.9 million for the six months ended June 30, 2022 consisted of $189.2 million related to the purchase of available for sale debt securities and $14.8 million of capitalized costs of internally developed software for our technology platforms.
Net cash flows used in investing activities of $6.5 million for the six months ended June 30, 2021 consisted of $8.2 million of capitalized costs of internally developed software, partially offset by $1.8 million related to the proceeds from sale of shares of affiliate stock.
Financing Activities
Net cash flows provided by financing activities of less than $0.1 million for the six months ended June 30, 2022 resulted from proceeds from the exercise of public warrants.
Net cash flows used in financing activities of less than $0.1 million for the six months ended June 30, 2021 resulted from payments for capital leases during the period.
Tax Receivable Agreement
Concurrently with the completion of the Business Combination, we entered into a TRA with certain Bakkt Equity Holders. Pursuant to the TRA, among other things, holders of Bakkt Common Units may, subject to certain conditions, from and after April 16, 2022, exchange such Common Units (along with a corresponding number of shares of our Common Stock), for Class A common stock on a one-for-one basis, subject to the terms of the Exchange Agreement, including our right to elect to deliver cash in lieu of Class A common stock and, in certain cases, adjustments as set forth therein. Bakkt will have in effect an election under Section 754 of the Internal Revenue Code for each taxable year in which an exchange of Bakkt Common Units for Class A common stock (or cash) occurs.
The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Bakkt. These increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.
The TRA provides for the payment by us to exchanging holders of Bakkt Common Units of 85% of certain net income tax benefits, if any, that we realize (or in certain cases is deemed to realize) as a result of these increases in tax basis related to entering into the TRA, including tax benefits attributable to payments under the TRA. This payment obligation is an obligation of the Company and not of Bakkt. For purposes of the TRA, the cash tax savings in income tax will be computed by comparing our actual income tax liability (calculated with certain assumptions) to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the assets of Bakkt as a result of Bakkt having an election in effect under Section 754 of the Code for each taxable year in which an exchange of Bakkt Common Units for Class A common stock occurs and had we not entered into the TRA. Such change will be calculated under the TRA without regard to any transfers of Bakkt Common Units or distributions with respect to such Bakkt Common Units before the exchange under the Exchange Agreement to which Section 743(b) or 734(b) of the Code applies. As of June 30, 2022, 17,554,639 Opco common units were exchanged for Class A common stock. Based on the Company's history of taxable losses, the Company has concluded that it is not probable to expect cash tax payments in the foreseeable future and as such, no value has been recorded under the TRA.
Contractual Obligations and Commitments
The following is a summary of our significant contractual obligations and commitments as of June 30, 2022 (in thousands):

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Purchase obligations(1)	$2,250	$8,750	$9,000	$—	$20,000
Future minimum operating lease payments(2)	(883)	9,209	7,283	13,797	29,406
Total contractual obligations	$1,367	$17,959	$16,283	$13,797	$49,406
(1)Represents minimum commitment payments under a four-year cloud computing arrangement.
(2)Represents rental payments under operating leases with remaining non-cancellable terms in excess of one year.
Additionally, we, through our loyalty business, have a purchasing card facility with a bank that we utilize for redemption purchases made from merchant partners as part of our loyalty redemption platform. Expenditures made using the purchasing card facility are payable monthly, are not subject to formula-based restrictions and do not bear interest if amounts outstanding are paid when due and in full. Among other covenants, the purchasing card facility requires that we maintain a month-end cash balance of $40.0 million. In January 2021, the purchasing card facility was extended to April 15, 2022 in order to facilitate a long-term agreement on more favorable terms for us. In April 2022, we further extended the maturity date of the purchasing card facility to August 12, 2022, which may be extended to the extent necessary to transition over to the purchasing card facility with Bank of America described below.
On April 7, 2022, we entered into a corporate card services agreement with Bank of America to provide a new purchasing card facility. Total borrowing capacity under the facility is $35 million and there is no defined maturity date. Expenditures made using the purchasing card facility are payable monthly, are not subject to formula-based restrictions and do not bear interest if amounts outstanding are paid when due and in full. The purchasing card facility requires us to maintain a concentration account with the lender subject to a minimum liquidity maintenance requirement of $7.0 million as collateral along with the accounts receivable of our subsidiary, within the loyalty business. Bakkt Holdings, Inc. serves as the guarantor on behalf of our subsidiary under the commercial purchasing card facility.
Non-GAAP Financial Measures
We use non-GAAP financial measures to assist in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our core operations. We believe that presenting non-GAAP financial measures is useful to investors because it (a) provides investors with meaningful supplemental information regarding financial performance by excluding certain items that we believe do not directly reflect our core operations, (b) permits investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance, and (c) otherwise provides supplemental information that may be useful to investors in evaluating our results.
We believe that the presentation of the following non-GAAP financial measures, when considered together with the corresponding GAAP financial measures and the reconciliations to those measures provided herein, provides investors with an additional understanding of the factors and trends affecting our business that could not be obtained absent these disclosures.

Adjusted EBITDA
We present Adjusted EBITDA as a non-GAAP financial measure.
We believe that Adjusted EBITDA provides relevant and useful information, which is used by management in assessing the performance of our business. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation, amortization and certain non-cash and/or non-recurring items that do not contribute directly to our evaluation of operating results. Adjusted EBITDA provides management with an understanding of earnings before the impact of investing and financing transactions and income taxes, and the effects of aforementioned items that do not reflect the ordinary earnings of our operations. This measure may be useful to an investor in evaluating our performance. Adjusted EBITDA is not a measure of our financial performance under GAAP and should not be considered as an alternative to net income (loss) or other performance measures derived in accordance with GAAP. Our definition of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.
In addition to the items above, Adjusted EBITDA as a non-GAAP financial measure also excludes interest income (expense) and other income (expense), and income tax (expense) benefit, as these items are not components of our core business operations.
Non-GAAP financial measures like Adjusted EBITDA have limitations, should be considered as supplemental in nature and are not meant as a substitute for the related financial information prepared in accordance with GAAP. These limitations include the following:
•Share-based and unit-based compensation expense, including changes in the fair value of our participation unit liability, which has been excluded from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations, has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of our compensation strategy;
•changes in the fair value of our warrant liability, which in any specific period may not directly correlate to the underlying performance of our business operations, and do not necessarily reflect future cash outlays as the liability is remeasured at each reporting date;
•the intangible assets being amortized, and property and equipment being depreciated, may have to be replaced in the future, and the non-GAAP financial measures do not reflect cash capital expenditure requirements for such replacements or for new capital expenditures or other capital commitments; and
•non-GAAP measures do not reflect changes in, or cash requirements for, our working capital needs.
Because of these limitations, the non-GAAP financial measures should be considered alongside other financial performance measures, including net loss and our other financial results presented in accordance with GAAP.

The following table presents a reconciliation of net loss, the most directly comparable GAAP operating performance measure, to our Adjusted EBITDA for each of the periods indicated (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended June 30, 2022	Three Months Ended June 30, 2021	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Net loss	(27,641)	(31,891)	(70,962)	(60,711)
Depreciation and amortization	6,098	3,034	11,949	5,828
Interest (income) expense	(153)	94	(214)	143
Income tax (benefit) expense	(5,100)	161	(8,238)	184
EBITDA	(26,796)	(28,602)	(67,465)	(54,556)
Acquisition-related expenses	178	2,489	694	10,309
Share-based and Unit-based compensation expense	7,062	1,256	20,409	2,512
Gain from change in fair value of warrant liability	(10,283)	—	(12,711)	—
ICE transition services expense	267	—	634	—
Cancellation of common units	(15)	—	(75)	—
Adjusted EBITDA	(29,587)	(24,857)	(58,514)	(41,735)
Adjusted EBITDA for the three months ended June 30, 2022 decreased by $4.7 million or 19.0% as compared to the three months ended June 30, 2021. The decrease was primarily due to a $8.6 million increase in compensation and benefits resulting from an increase in headcount to support the projected growth in our business, a $1.2 million increase professional services including fees for accounting, legal and regulatory fees, and a $0.8 million increase in selling, general and administrative expenses to support the projected growth in our business and requirements of being a public company, including increased insurance premiums and disclosure processes. The increases in these expenses were partially offset by the increase in revenue of $5.1 million over the same periods.
Adjusted EBITDA for the six ended June 30, 2022 decreased by $16.8 million or 40.2% as compared to the six months ended June 30, 2021. The decrease was primarily due to a $16.5 million increase in compensation and benefits resulting from an increase in headcount to support the projected growth in our business, a $4.9 million increase professional services including fees for accounting, legal and regulatory fees, and a $4.1 million increase in selling, general and administrative expenses to support the projected growth in our business and requirements of being a public company, including increased insurance premiums and disclosure processes. The increases in these expenses were partially offset by the increase in revenue of $9.5 million over the same periods.
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with GAAP, which requires us to make estimates and apply judgments that affect the reported amounts. We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.
Due to the COVID-19 pandemic and the military conflict in Eastern Europe, there has been uncertainty and disruption in the global economy and financial markets, which requires us to make certain estimates and assumptions that affect the amounts reported in our consolidated financial statements. The significant estimates and assumptions that affect the financial statements may include, but are not limited to, those that are related to income tax valuation allowances, useful lives of intangible assets and property, equipment and software, fair value of financial assets and liabilities, determining provision for doubtful accounts, valuation of acquired tangible and intangible assets, the impairment of intangible assets and goodwill, and fair market value of Bakkt common units, incentive units and participation units. We have assessed the impact and are not aware of any specific events or circumstances that required an update to our estimates and assumptions or materially affected the carrying value of our assets or liabilities as of the date of issuance of this Report. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.
For a description of our critical accounting policies and estimates, refer to “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K. There have been no material changes to our critical accounting policies and estimates since our Form 10-K.

Recently Issued and Adopted Accounting Pronouncements
Recently issued and adopted accounting pronouncements are described in Note 2 included in this Report.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.
Not applicable.

Item 4. Controls and Procedures.
Evaluation of Disclosure Controls and Procedures
As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were effective. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC.
Changes in Internal Control Over Financial Reporting

There were no changes in the system of internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.
From time to time we are subject to legal proceedings and claims arising in the ordinary course of business. Based on our current knowledge, we believe that the amount or range of reasonably possible losses will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations, or financial condition.
The results of any litigation cannot be predicted with certainty, and an unfavorable resolution in any legal proceedings could materially affect our future business, results of operations, or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. For additional information on our ongoing legal proceedings, please refer to Note 13 Commitments and Contingencies in our unaudited consolidated financials included in this Report on Form 10-Q.

Item 1A. Risk Factors.
In addition to the information set forth in this Report on Form 10-Q, you should carefully consider the risk factors and other cautionary statements described under the heading “Item 1A. Risk Factors” included in our Form 10-K, which could materially affect our businesses, financial condition, or future results. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, or future results. There have been no material changes in our risk factors from those described in our Form 10-K other than as set forth below:
The obligations associated with safeguarding cryptoassets involve unique risks and uncertainties, including the the risk of loss and lack of legal precedent regarding how cryptoassets would be treated in the event of our bankruptcy.
The obligations associated with custodial and other arrangements to safeguard cryptoassets involve unique risks and uncertainties. Nonetheless, our contractual arrangements state that our customers and trading partners retain legal ownership of the cryptoassets custodied by us on their behalf; they have the right to sell, pledge, or transfer the cryptoassets; and they also benefit from the rewards and bear the risks associated with the ownership, including as a result of any price fluctuations of the cryptoassets. Accordingly, based on the terms of our user agreement and applicable law, we believe that the cryptoassets we hold in custody for users of our platform should be respected as users’ property (and should not be available to satisfy the claims of our general creditors) in the event of our bankruptcy. To our knowledge, however, no court has considered the issues that would be presented in such a case. Accordingly, the lack of precedent and the fact-dependent nature of the determination of such claims in bankruptcy could delay or preclude the return of such cryptoassets to our customers. Although we are well-capitalized, to the extent users are concerned that cryptoassets might not be secure in a bankruptcy generally, their willingness to hold crypto in custodial accounts and their general interest in trading cryptoassets might decline. Further, to the extent prospective partners share these same concerns, their willingness to enter into relationships with us whereby they market our crypto services to their customers, may decline.
In addition, our cryptocurrency product offerings could have the effect of heightening or exacerbating many of the risk factors described in “Item 1A, Risk Factors”, in our Form 10-K, and may adversely affect our business, financial condition and results of operations.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
None.

Item 3. Defaults Upon Senior Securities.
None.

Item 4. Mine Safety Disclosures.
Not applicable.

Item 5. Other Information.
None.

Item 6. Exhibits.

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date

3.1	Certificate of Incorporation of the Company, as currently in effect	8-K	001-39544	3.1	October 21, 2021

3.2	By-laws of the Company, as currently in effect	8-K	001-39544	3.2	October 21, 2021

10.1	Amended and Restated Exchange Agreement dated May 3, 2022 by and between Bakkt Holdings, Inc. and the other parties named therein.	8-K	001-39544	10.1	May 4, 2022

10.2*	Bakkt Holdings, Inc. Outside Director Compensation Program

31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1†	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2†	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*    Filed herewith.
†    These exhibits are furnished with this Quarterly Report on Form 10-Q and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of Bakkt Holdings, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Bakkt Holdings, Inc.

Date: August 11, 2022	By:	/s/ Gavin Michael
Gavin Michael
Chief Executive Officer and President (Principal Executive Officer)

Date: August 11, 2022	By:	/s/ Karen Alexander
Karen Alexander
Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer)